SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: November 1, 2005
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

      This Form 6-K consists of the Third Quarter 2005 Report, which appears immediately following this page.

     Financial Reporting

Third Quarter 2005 Report
1 November 2005

UBS Financial Highlights

UBS income statement
	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.05	30.6.05	30.9.04	2Q05	3Q04	30.9.05	30.9.04

Net profit attributable to UBS shareholders	2,770	2,147	1,618	29	71	7,542	5,938

Basic earnings per share (CHF) [1]	2.75	2.10	1.59	31	73	7.44	5.72

Diluted earnings per share (CHF) [1]	2.64	2.01	1.50	31	76	7.13	5.43

Return on equity attributable to UBS shareholders (%) [2]						29.0	25.1

Financial Businesses[3]

Operating income	10,711	9,381	8,410	14	27	30,196	27,974

Operating expenses	7,309	6,583	6,293	11	16	20,769	20,240

Net profit attributable to UBS shareholders	2,642	2,111	1,579	25	67	7,180	5,767

Cost / income ratio (%) [4]	68.5	70.7	74.9			69.3	72.7

Net new money, wealth management businesses (CHF billion) [5]	31.1	20.2	16.5			75.4	47.5

Personnel (full-time equivalents)	70,502	69,200	66,878	2	5

UBS balance sheet & capital management
	As at			% change from
CHF million, except where indicated	30.9.05	30.6.05	30.9.04	30.6.05	30.9.04

Balance sheet key figures

Total assets	2,125,162	2,091,062		2

Equity attributable to UBS shareholders	39,019	38,002		3

Market capitalization	116,732	108,193	95,812	8	22

BIS capital ratios

Tier 1 (%) [6]	11.3	12.2	11.7

Total BIS (%)	12.5	13.9	13.5

Risk-weighted assets	316,586	300,636	273,679	5	16

Invested assets (CHF billion)	2,666	2,518	2,226	6	20

Long-term ratings

Fitch, London	AA+	AA+	AA+

Moody’s, New York	Aa2	Aa2	Aa2

Standard & Poor’s, New York	AA+	AA+	AA+

1 For the EPS calculation, see note 8 to the financial statements.  2 Net profit attributable to UBS shareholders (annualized) / average equity attributable to UBS shareholders less dividends.  3 Excludes results from industrial holdings.  4 Operating expenses / operating income less credit loss expense or recovery.  5 Includes Wealth Management International & Switzerland and Wealth Management USA. Excludes interest and dividend income.  6 Includes hybrid Tier 1 capital, please refer to the BIS capital and ratios table in the capital management section.

From third quarter 2005 onwards, all tables, charts, comments and analysis reflect the integration of Wealth Management USA into the new Global Wealth Management & Business Banking Business Group, the change in treatment of the Wealth Management USA cash management business and the shift of the municipal securities business to the Investment Bank. Prior periods are restated to reflect those changes.

From first quarter 2005 onwards, the entire private equity portfolio is reported as part of the Industrial Holdings segment.

Throughout this report, 2004 results have been restated to reflect accounting changes (IAS 1, IFRS 2, IFRS 4, IAS 27, and IAS 28) effective 1 January 2005 as well as the presentation of discontinued operations.

Third Quarter 2005 Report
1 November 2005

Financial Calendar

Publication of Fourth Quarter 2005 results	Tuesday, 14 February 2006

Annual General Meeting	Wednesday, 19 April 2006

Publication of First Quarter 2006 results	Thursday, 4 May 2006

Publication of Second Quarter 2006 results	Tuesday, 15 August 2006

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Media Relations

Hotline: +41 44 234 8500	email: mediarelations@ubs.com	Internet: www.ubs.com/media

Interactive Third Quarter 2005 Report

An interactive version of this report can be viewed online in the Third Quarter 2005 Results section of the UBS Investors & Analysts website: www.ubs.com/investors.

Other reports

All UBS’s published financial reports (including SEC filings) are available on the internet at: www.ubs.com/investors. Alternatively, printed copies of our reports can be obtained from: UBS AG, Economic Information Center, P.O. Box, CH-8098 Zurich, Switzerland. email: sh-iz-ubs-publikationen@ubs.com.

Third Quarter 2005 Report
1 November 2005

Letter to shareholders

Dear shareholders,

We were pleased to recently see the price of the UBS share touch a record high. Appropriately, our results this quarter are also at an all-time record even though the summer is normally the slowest period of the year for the financial industry. Net profit attributable to our shareholders was CHF 2,770 million. Our financial businesses contributed CHF 2,642 million, up 67% from a year earlier. Pre-goodwill, the result was 50% higher than a year earlier, when the environment for our trading businesses was less positive. Operating income in third quarter was CHF 10,711 million, up 27% year on year, driven by growth in practically all our businesses.

Our wealth and asset management businesses benefited from record inflows of net new money and rising market valuations, helping them generate strong asset-based fees. The success of our lending activities in the wealth management businesses also continued to provide us with an important stream of recurring revenues. Rising asset levels and very strong performance fees from alternative and quantitative investments helped our asset management business post its best pre-tax profit ever. This business has become an increasingly important contributor to our firm’s success thanks to its diversified investment capabilities and impact with third-party distributors.

In third quarter, corporate clients were active – and our Investment Bank has established itself as a preferred partner in supporting them. Revenues from advising corporate clients have practically doubled since third quarter 2004. Improved market conditions in third quarter 2005 also led to increased activity from private and institutional investors. The equities business posted its best result in four years, driven by the derivatives business, prime brokerage and proprietary trading. In addition, our fixed income, rates and currencies business successfully rebounded from third quarter 2004 as we took advantage of market opportunities and stronger customer flows in our areas of focus. Here we are currently looking for ways to expand our presence into new areas in order to maintain and further develop our competitive position.
Personnel costs increased 29% to CHF 5,320 million in third quarter 2005 from a year earlier, driven by performance-related payments rising in line with revenues and the higher numbers of employees across the firm. General and administrative expenses rose 2% to CHF 1,648 million, mainly due to higher litigation provisions in our US wealth management business. Despite our ongoing business expansion, we remain disciplined about managing our cost base. Our cost/income ratio fell to the lowest level since 2000 and, at 68.5%, was significantly better than the previous year’s 74.9%.

Performance against our other targets remains strong. Inflows of net new money into our wealth management businesses in third quarter, at CHF 31.1 billion, were unusually high. US domestic clients contributed CHF 9.9 billion. Other international clients, notably in Asia and in our five key European markets, invested CHF 19.3 billion. In the Swiss market, we saw the third consecutive quarter of positive net new money with an inflow of CHF 1.9 billion. Including the record inflows of CHF 19.9 billion into our asset management business, net new money for the whole of UBS this quarter was an exceptionally strong CHF 51.2 billion.

Earnings per share stood at CHF 2.75. Return on equity for the first nine months of 2005 was 29.0%, well above our target range of 15–20%.

Our key strategic initiatives are making good progress. After a smooth transfer, our US-based wealth management business is now operating alongside our international and Swiss business as part of one global wealth management franchise. Preparations for the launch of our Dillon Read Capital Management alternative asset management business are also well underway. Interest in the new business continues to strengthen, and we expect it to start operations in the first half of 2006.

At the end of September, another element in our approach to China was put in place with the signing of a strategic cooperation agreement between UBS and the Bank of China. Together, we intend to use our respective strengths to develop investment banking and securities products and services in China. Under the agreement, we will invest USD 500 million in the Bank of China. Our relationship goes back more than half a century and our partnership has led to some of the most innovative transactions in the history of the Chinese capital markets. Shortly after the Bank of China agreement, we publicly announced the approval of China’s State Council for a proposal to restructure Beijing Securities by UBS, Beijing SASAC and the International Finance Corporation (IFC). The restructuring would make us the first foreign institution to take a direct stake and management control in a fully-licensed domestic securities firm in China.

Around the same time, we signed agreements to sell our 55.6% stake in Motor-Columbus to a Swiss-led consortium. The sale price has been set at CHF 1.3 billion, resulting in an estimated pre-tax gain for UBS of around CHF 350 million. The transaction must be approved by various national and international authorities and will not be completed until the beginning of 2006 at the earliest. The sale of UBS’s stake in Motor-Columbus creates an opportunity to build a significant

Swiss-European energy company with Swiss majority ownership. At the beginning of September, we also reached an agreement to sell our Private Banks & GAM unit to Julius Baer, pending necessary approvals and subject to successful financing. The sale is consistent with our strategy for this unit over the past few years. In 2003, it was created as a platform for our separately branded wealth management businesses – as a way of enabling them to grow and to create value. The intention was to enable the new group to play a role in the consolidation of the Swiss private banking industry. We analyzed a number of options and came to the conclusion that a sale to Julius Baer would be in the best interests of all stakeholders. We expect to record a pre-tax gain of at least CHF 3.5 billion from the transaction, which will be booked at the time of closing, estimated in fourth quarter 2005.

The sale of both a stake in Motor-Columbus and the Private Banks & GAM unit will result in significant cash proceeds. Our strategic priorities for reinvesting capital, however, remain unchanged – investing in organic growth or bolt-on acquisitions. In their absence, we will continue to return any excess capital to you, our shareholders, through both dividends and share buybacks.

Outlook – All our businesses have performed very strongly in the first nine months of 2005, driven by the strength of our asset gathering businesses, our growing Investment Bank client franchise, and our ability to take advantage of market opportunities. Even though markets have softened somewhat since the end of the quarter, we look forward to closing what has already been one of our most successful years.

1 November 2005

UBS

Marcel Ospel	Peter Wuffli
Chairman	Chief Executive Officer

UBS Results

UBS Results
1 November 2005

UBS Results

Results

In third quarter 2005, UBS reported net profit attributable to UBS shareholders (“attributable profit”) of CHF 2,770 million, up from CHF 1,618 million a year earlier. Our financial businesses contributed CHF 2,642 million to third quarter attributable profit, up 67% from a year earlier. Industrial holdings, including our private equity portfolio and majority stake in Motor-Columbus, contributed CHF 128 million, or 4.6%, to UBS’s attributable profit. This segment made up 20.6% of our operating income and 26.1% of operating expenses.

UBS again rated one of world’s top 100 brands

UBS moved up to 44th place in BusinessWeek’s listing of the world’s top 100 brands, up one slot from 2004, when the firm appeared in the ranking for the first time. This year, UBS finds itself just behind Apple, IKEA, and Novartis (a first-timer).

The UBS brand is worth USD 7.6 billion, according to The Global Brand Scorecard published in the magazine, representing a 16% increase in the value of the firm’s brand since last year. The BusinessWeek survey, widely regarded as the industry benchmark, is based on the methodology of Interbrand, a leading brand consultancy.
We also ourselves regularly analyze the impact of our communications efforts on our brand. Our latest study shows improvement in almost all measures we monitor. Advertising awareness and brand awareness remain at very high levels among our business audience. Familiarity and favorability of the brand have improved as well, but in some places remain slightly lower than peers. Among consumers, we continue to see growth in brand and advertising awareness in the key US market.

Measurement of the results of our branding efforts is a key part of our brand management process. As well as assessing the results of our advertising, we use internal and publicly available data to measure the results of our sponsoring programs. For example,

UBS was seen as the most prominent sponsor of cultural and sporting events in Switzerland, according to an independent survey carried out by the GfS Markt- und Sozialforschung institute for a management consultancy. The results showed that banks are perceived as the most prominent sponsors of culture and sport in the country, led by UBS with a recognition rate of 43%.

Building our brand requires a sustained effort and commitment. It does not provide instant returns and is by no means solely achieved through advertising. We continue to make steady progress, guided by our overall goal of pursuing our clients’ success above all.

UBS Performance Indicators

UBS Performance Indicators
1 November 2005

UBS Performance Indicators

Performance indicators
Year to date	30.9.05	30.6.05	30.9.04

RoE (%) [1]	29.0	28.2	25.1

Quarter ended	30.9.05	30.6.05	30.9.04

Basic EPS (CHF)[2]	2.75	2.10	1.59

Cost / income ratio of the financial businesses (%) [3,4]	68.5	70.7	74.9

Net new money, wealth management businesses (CHF billion) [5]

Wealth Management International & Switzerland	21.2	18.4	11.4

Wealth Management USA	9.9	1.8	5.1

Total	31.1	20.2	16.5

1 Net profit attributable to UBS shareholders (annualized) / average equity attributable to UBS shareholders less dividends.  2 Details of the EPS calculation can be found in note 8 to the financial statements.  3 Excludes results from industrial holdings.  4 Operating expenses / operating income less credit loss expense or recovery.  5 Excludes interest and dividend income.

Performance indicators

We have four main performance indicators, which indicate how we focus on continually improving returns to our shareholders. The first two of the four, return on equity and earnings per share, are calculated on a full UBS basis. Our cost / income ratio target is limited to our financial businesses, to avoid the distortion from industrial holdings, which operated at a 92.7% cost / income ratio in third quarter.
–	Our annualized return on equity for the first nine months of 2005 was 29.0%, up from 25.1% in the same period a year ago and again well above our target range of 15% to 20%. The increase was driven by rising net profit, partially offset by higher average equity, due to the growth in retained earnings. Amortization of goodwill reduced the third quarter 2004 ratio by 2.3 percentage points. It had no effect on third quarter 2005 return on equity as we ceased amortizing goodwill at the beginning of 2005 following the introduction of new accounting standards.
–	Basic earnings per share stood at CHF 2.75 in third quarter 2005, up from CHF 1.59 in the same quarter a year earlier, reflecting profit growth and a slight reduction (1%) of average shares outstanding from our ongoing share buy-backs. Amortization of goodwill reduced basic earnings per share by CHF 0.18 in third quarter 2004.
–	The cost / income ratio of our financial businesses stood at 68.5% in third quarter 2005, below the 74.9% shown in the same quarter last year. This improvement reflects the strong increase in revenues in practically all our businesses, combined with our cost discipline. Amortization of goodwill accounted for 2.2 percentage points of the ratio in third quarter 2004.
Net new money inflows in our wealth management businesses in third quarter were at a record CHF 31.1 billion, up from CHF 20.2 billion in second quarter, reflecting strong performances in all regions. The international business (excluding the domestic business in the US) recorded inflows of CHF 19.3 billion, driven by further growth in Asia and our five key European markets. The Swiss business, seeing its third consecutive quarter of positive net new money results, recorded an inflow of CHF 1.9 billion. US clients contributed CHF 9.9 billion in net new money, an extremely strong rebound from CHF 1.8 billion in second quarter.

Net new money [1]
	Quarter ended			Year to date
CHF billion	30.9.05	30.6.05	30.9.04	30.9.05	30.9.04

UBS	51.2	31.0	20.3	117.4	73.9

Global Wealth Management & Business Banking

Wealth Management International & Switzerland	21.2	18.4	11.4	55.0	35.8

Wealth Management USA	9.9	1.8	5.1	20.4	11.7

Business Banking Switzerland	(0.2)	2.0	0.4	2.8	2.4

Global Asset Management

Institutional	9.2	2.7	3.0	17.0	20.7

Wholesale Intermediary	10.7	6.2	1.0	21.6	(5.0)

Corporate Center

Private Banks & GAM	0.4	(0.1)	(0.6)	0.6	8.3

1 Excludes interest and dividend income.

Invested assets
	As at			% change from
CHF billion	30.9.05	30.6.05	30.9.04	30.6.05	30.9.04

UBS	2,666	2,518	2,226	6	20

Global Wealth Management & Business Banking

Wealth Management International & Switzerland	944	890	772	6	22

Wealth Management USA	728	693	619	5	18

Business Banking Switzerland	150	148	140	1	7

Global Asset Management

Institutional	425	396	342	7	24

Wholesale Intermediary	312	290	259	8	20

Investment Bank	0	0	1		(100)

Corporate Center

Private Banks & GAM	107	101	93	6	15

Financial Businesses

Financial Businesses
1 November 2005

Financial Businesses

Income statement1

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.05	30.6.05	30.9.04	2Q05	3Q04	30.9.05	30.9.04

Operating income

Interest income	15,571	15,576	9,741	0	60	43,721	29,059

Interest expense	(13,102)	(13,356)	(7,006)	(2)	87	(36,342)	(20,435)

Net interest income	2,469	2,220	2,735	11	(10)	7,379	8,624

Credit loss (expense) / recovery	37	69	12	(46)	208	243	142

Net interest income after credit loss expense	2,506	2,289	2,747	9	(9)	7,622	8,766

Net fee and commission income	5,727	5,380	4,549	6	26	16,262	14,432

Net trading income	2,278	1,586	878	44	159	5,800	4,215

Other income	200	126	236	59	(15)	512	561

Total operating income	10,711	9,381	8,410	14	27	30,196	27,974

Operating expenses

Cash components	4,901	4,308	3,825	14	28	13,895	12,724

Share-based components	419	418	306	0	37	1,230	1,050

Total personnel expenses	5,320	4,726	4,131	13	29	15,125	13,774

General and administrative expenses	1,648	1,505	1,610	10	2	4,610	4,850

Services to / from other business units	(4)	(5)	(5)	20	20	(11)	(16)

Depreciation of property and equipment	311	324	330	(4)	(6)	947	955

Amortization of goodwill	0	0	184		(100)	0	547

Amortization of other intangible assets	34	33	43	3	(21)	98	130

Total operating expenses	7,309	6,583	6,293	11	16	20,769	20,240

Operating profit before tax	3,402	2,798	2,117	22	61	9,427	7,734

Tax expense	661	595	456	11	45	1,908	1,675

Net profit	2,741	2,203	1,661	24	65	7,519	6,059

Net profit attributable to minority interests	99	92	82	8	21	339	292

Net profit attributable to UBS shareholders	2,642	2,111	1,579	25	67	7,180	5,767

Additional information

		As at		% change from

	30.9.05	30.6.05	30.9.04	30.6.05	30.9.04

Personnel (full-time equivalents)	70,502	69,200	66,878	2	5

1 Excludes results from industrial holdings.

Results

Our third quarter 2005 result was the best ever performance reported in our core financial business. Net profit attributable to UBS shareholders (“attributable profit”) was CHF 2,642 million. Excluding goodwill amortization, it was 50% higher than the result achieved in third quarter 2004.

Revenue increased in practically all our businesses and across income categories. Asset-based fees were up as markets rose and new client money flowed into our asset and wealth management businesses. Fees from investment funds and from portfolio management mandates reached new records. Corporate finance fees almost doubled from third quarter 2004, reflecting higher corporate activity levels and the strength of our advisory capabilities, which helped us win mandates for a number of significant transactions. Underwriting fees were also up, mainly reflecting the growth of our fixed income underwriting business. These effects drove net fee and commission income up to a new record high – and it now makes up 54% of our overall income. Revenues from interest margin products climbed to the highest level since early 2002, reflecting the success of our growing lending activities to wealthy private clients worldwide. Income from trading activities rose in all product lines. Record revenues were seen in equities, with fixed income and foreign exchange both experiencing a strong rebound from the prior year.
Personnel expenses in third quarter 2005 increased 29% from a year earlier, as performance-related payments rose in line with revenues and the higher number of personnel employed. General and administrative expenses were up, mainly due to an increase in provisions for litigation.

Operating income

Total operating income was CHF 10,711 million in third quarter 2005, up by CHF 2,301 million from third quarter a year ago.

Net interest income was CHF 2,469 million, down from CHF 2,735 million a year ago. Net trading income was CHF 2,278 million, up from CHF 878 million in third quarter 2004.

As well as income from interest margin-based activities (loans and deposits), net interest income includes income earned as a result of trading activities (for example, coupon and dividend income). This component is volatile from period to period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, we analyze the total according to the business activities that give rise to the income, rather than by the type of income generated.
Net income from trading activities rose 48% to CHF 3,178 million in third quarter 2005 from CHF 2,147 million a year earlier. Equities trading revenues in third quarter 2005, at CHF 1,191 million, were more than twice as high as they were a year earlier (up 106%). This was the highest level since 2001, and reflected rising markets, which experienced particularly strong gains in July and September. The derivatives business saw strong improvements in all regions. Prime brokerage revenues rose as we attracted new clients. Income from secondary cash trading increased, taking advantage of higher market volumes. Proprietary revenues were up as well. Fixed income trading revenues, at CHF 1,526 million, recovered significantly from the CHF 1,237 million reported in third quarter 2004. The increase, a 23% improvement, reflects the difficult conditions we experienced a year ago in the fixed income markets, which then featured low levels of market volatility and client activity. The main driver for this quarter was the rates business, which recorded increases in revenue despite sometimes uncertain market sentiment. The credit fixed income business line was essentially flat compared to last year. Principal finance reported solid results. The municipal securities business saw a decline in revenues because of lower derivatives volume and weaker secondary trading. Credit default swaps hedging our

Net interest and trading income

	Quarter ended			% change from		Year to date
CHF million	30.9.05	30.6.05	30.9.04	2Q05	3Q04	30.9.05	30.9.04

Net interest income	2,469	2,220	2,735	11	(10)	7,379	8,624

Net trading income	2,278	1,586	878	44	159	5,800	4,215

Total net interest and trading income	4,747	3,806	3,613	25	31	13,179	12,839

Breakdown by business activity

Equities	1,191	717	578	66	106	2,844	2,220

Fixed income	1,526	1,227	1,237	24	23	4,501	5,007

Foreign exchange	372	305	269	22	38	1,049	1,105

Other	89	95	63	(6)	41	266	224

Net income from trading activities	3,178	2,344	2,147	36	48	8,660	8,556

Net income from interest margin products	1,369	1,332	1,278	3	7	4,014	3,833

Net income from treasury and other activities	200	130	188	54	6	505	450

Total net interest and trading income	4,747	3,806	3,613	25	31	13,179	12,839

Financial Businesses
1 November 2005

loan exposures recorded negative revenues of CHF 50 million, compared to negative revenues of CHF 75 million a year earlier. Foreign exchange trading revenues increased 38% to CHF 372 million in third quarter 2005 from CHF 269 million a year ago, mainly reflecting higher client volumes.
At CHF 1,369 million, net income from interest margin products in third quarter 2005 was up 7% from the same quarter a year earlier. This was the highest level reported since early 2002, reflecting the growth in collateralized lending to wealthy clients worldwide and the sustained success of our UBS Bank USA. In our Swiss business, mortgage volumes again rose, although the improvement was partially offset by lower income from our recovery portfolio, which shrank another CHF 1.4 billion in size compared to the year-earlier quarter.
Net income from treasury and other activities in third quarter 2005 was CHF 200 million, up CHF 12 million from a year earlier. The increase reflects the benefits of the diversification of our equity into currencies other than the Swiss franc. The higher equity base further accentuated this positive impact.
In third quarter 2005, net fee and commission income was CHF 5,727 million – the highest level recorded since early 2001 and up 26% from CHF 4,549 million a year earlier. Improvements were seen in practically all fee categories. Underwriting fees, at CHF 643 million, were up 15% from CHF 558 million a year ago, driven mainly by the growth of our fixed income underwriting business – where fees rose 40% to CHF 338 million. Equity underwriting fees fell slightly (4%) to CHF 305 million. At CHF 377 million, corporate finance fees were up 93% from CHF 195 million in the same quarter a year ago, reflecting our strong presence in supporting clients to transform their businesses and take advantage of strategic opportunities. Net brokerage fees increased 40% to CHF 1,358 million in third quarter 2005 from CHF 969 million a year earlier, driven by volumes in the institutional equities business, and private client activity. Increased invested asset levels and inflows of net new money in both UBS and third party mutual funds drove investment fund fees 24% higher to CHF 1,414 million, up from CHF 1,139 million posted a year ago. Portfolio and other management fees rose 21% to a new record of CHF 1,409 million in third quarter 2005, up from CHF 1,164 million a year earlier. The increase is the result of rising asset levels driven by market valuations and strong inflows of net new money, as well as higher performance fees from the alternative and quantitative investments business.
Other income declined by 15% to CHF 200 million in third quarter 2005 from CHF 236 million in the same period a year ago. The decrease reflects gains on the disposal of associates and subsidiaries in third quarter 2004, including the divestment of the Noga Hilton hotel, partially offset by increased equity income from certain O’Connor funds and other investments in associates.

Operating expenses

Total operating expenses were CHF 7,309 million, compared to CHF 6,293 million reported a year earlier. If goodwill amortization expenses for third quarter 2004 are excluded, operating expenses increased 20%, mainly reflecting higher personnel expenses.
Personnel expenses rose 29% to CHF 5,320 million in third quarter 2005 from CHF 4,131 million a year earlier. Accruals for performance-related payments increased in line with revenues. Expenses for salaries, insurance and social contributions rose due to higher numbers of personnel across the firm. Share-based compensation was up 37% from the prior year, mainly reflecting the higher proportion of stock in bonuses granted in 2005.
At CHF 1,648 million in third quarter 2005, general and administrative expenses increased CHF 38 million from CHF 1,610 million in the same period a year ago. This was mainly driven by higher litigation provisions in our US wealth management business. Savings in professional fees, rent, IT and outsourcing costs were offset by higher costs related to expanding business activity, mainly expenses for travel, telecommunications and marketing.
Depreciation was CHF 311 million in third quarter 2005, down CHF 19 million from a year ago, reflecting lower depreciation for IT and communications equipment.
At CHF 34 million, amortization of other intangible assets fell 21% from CHF 43 million a year ago, due to the reclassification of certain intangible assets within the Wealth Management USA unit as of 1 January 2005. Under new accounting rules, these assets are classified as goodwill, which is no longer amortized.

Tax

We incurred a tax expense of CHF 661 million in third quarter 2005, reflecting an effective tax rate of 19.4% for the quarter and 20.2% for the first nine months of 2005.

The tax rate for the first nine months of 2005 was affected by strong profitability in high tax jurisdictions offset by the absence of non-deductible goodwill amortization, as well as the successful conclusion of tax audits in third quarter 2005. We believe that the current year to date tax rate is a reasonable indicator of the rate for the year as a whole.

Personnel

The number of people employed in our financial businesses was 70,502 on 30 September 2005, up 1,302 from 69,200 on 30 June 2005, with increases in staff seen across almost all our businesses. In our wealth management businesses (up 423) internationally and in Switzerland, we continued to add client advisors around the world and hire staff in support functions, reflecting our global growth strategy. Our US-based wealth management business (down 84) saw the number

Personnel

	As at			% change from
Full-time equivalents	30.9.05	30.6.05	30.9.04	30.6.05	30.9.04

Switzerland	26,834	26,385	26,259	2	2

Rest of Europe / Africa / Middle East	11,546	11,257	10,512	3	10

Americas	26,891	26,587	25,837	1	4

Asia Pacific	5,231	4,971	4,270	5	23

Total	70,502	69,200	66,878	2	5

of employees fall as a result of a decline in staff functions, mainly in branch support and operations, partly offset by an increase in the number of financial advisors. The Swiss commercial and retail banking business saw a significant rise in personnel (up 249) related to the annual intake of apprentices. At the Investment Bank, staff levels (up 524) rose as the business continued to build capacity to process higher volumes, with much of the increase in operations and IT functions as well as in risk, legal and control functions.

Fair value disclosure of options and shares granted

The fair value of shares granted up to and including third quarter 2005 rose to CHF 1,324 million, up from CHF 1,235 million in first half. It was also higher than the grant total of CHF 1,113 million for full-year 2004. The increase compared to 2004 is primarily driven by an increased proportion of bonuses being delivered in restricted shares.

The fair value of options granted in the first nine months of 2005 was CHF 352 million, up from CHF 336 million in first half, but down from CHF 493 million in the same nine month period a year earlier. The decrease reflects a lower fair value per option, primarily due to a change in the valuation model, and a drop in the number of options granted.
Most share-based compensation is granted in the first quarter of the year, with any further grants mainly reflecting those made under the Equity Plus program, an ongoing employee participation program under which voluntary investments in UBS shares each quarter are matched with option awards.
These amounts, net of estimated forfeited awards, will be recognized as compensation expense over the service period, which is generally equal to the vesting period. Most UBS share and option awards vest incrementally over a three-year period.

Credit risk

UBS realized a net recovery of CHF 37 million in third quarter 2005, following net recoveries of CHF 69 million in second quarter 2005 and CHF 12 million in third quarter 2004, reflecting a stable economic environment across all our markets.

Global Wealth Management & Business Banking reported a net recovery of CHF 16 million in third quarter 2005, compared to net recoveries of CHF 26 million and CHF 39 million in second quarter 2005 and third quarter 2004 respectively, as we continue to benefit from recoveries of previously established provisions and from lower than anticipated levels of defaults.
The Investment Bank posted a net recovery of CHF 21 million in third quarter 2005 compared to net recoveries of CHF 43 million in second quarter 2005 and CHF 15 million in third quarter 2004.
Our gross loan portfolio rose to CHF 317 billion on 30 September 2005 from CHF 303 billion on 30 June 2005. Both the Investment Bank and Global Wealth Management & Business Banking business groups have contributed to this increase. Gross loans in the Global Wealth Management & Business Banking Business Group rose to CHF 216 billion on 30 September 2005, up from CHF 212 billion on 30 June 2005, reflecting continued growth in its mortgage and collateralized lending businesses. The increase of CHF 10 billion recorded in the gross loans line at the Investment Bank was driven by several factors, such as lending to US residential mortgage originators, clearing account balances and higher secured financing by our prime brokerage business.
The ratio of impaired loans to total loans further improved to 1.2% from 1.3% in second quarter 2005. Impaired loans declined 6.4% to CHF 3,815 million from last quarter’s CHF 4,076 million. The decrease is largely attributable to the continued workout of recovery positions and the low level of new impairments in the Business Banking Switzerland unit.

Credit loss (expense) / recovery

	Quarter ended			% change from		Year to date
CHF million	30.9.05	30.6.05	30.9.04	2Q05	3Q04	30.9.05	30.9.04

Global Wealth Management & Business Banking	16	26	39	(38)	(59)	151	78

Investment Bank	21	43	15	(51)	40	92	106

Corporate Center	0	0	(42)		100	0	(42)

UBS	37	69	12	(46)	208	243	142

Financial Businesses
1 November 2005

Market risk

Market risk is incurred primarily through UBS’s trading activities, which are concentrated in the Investment Bank but also arise, to a much lesser extent, in the wealth management and asset management businesses. Additionally, our Treasury department assumes market risk as a result of its balance sheet and capital management responsibilities.

Average market risk for the Investment Bank, as measured by the average 10-day 99% Value at Risk (VaR) was CHF 343 million in third quarter, down from CHF 359 million in second quarter. Quarter end VaR fell to CHF 309 million from CHF 374 million in the previous quarter, but there were large fluctuations over the period.
Average equities VaR was up for the period. The upward trend seen at the end of second quarter continued into third quarter as equity markets strengthened, and we took advantage of the opportunities this presented. From August onwards, both rising oil prices and weak economic news weighed on the broader market and equities VaR was reduced, ending the quarter at the same level as three months earlier.
Interest rate VaR, which is the main contributor to the Investment Bank VaR, decreased quarter on quarter. It consists of two main components – exposure to general market interest rate levels and exposure to corporate credit spreads. Exposure to corporate credit spreads was, as usual, the largest portion of interest rate VaR. Exposures to general market interest rate levels varied in both amount and direction during the quarter and this was the main driver of the fluctuations in interest rate VaR. The low point for the period, CHF 223 million, was reached at the beginning of August when the Federal Reserve increased interest rates, while US interest rate positions drove the level to a peak of CHF 499 million at the end of August.
VaR for UBS as a whole was also down quarter on quarter, in line with Investment Bank VaR. The organizational changes announced at the end of June – the combination of the

Allowances and provisions for credit risk

CHF million

As at

Due from banks

Loans

Total lending portfolio, gross

Allowances for credit losses

Total lending portfolio, net

Impaired lending portfolio, gross

Estimated liquidation proceeds of collateral for impaired loans

Impaired lending portfolio, net of collateral

Allocated allowances for impaired lending portfolio

Other allowances and provisions

Total allowances and provisions for credit losses

of which allowances and provisions for country risk

Non-performing loans

Allowances for non-performing loans

Ratios

Allowances and provisions as a % of lending portfolio, gross

Impaired as a % of lending portfolio, gross

Allocated allowances as a % of impaired lending portfolio, gross

Allocated allowances as a % of impaired lending portfolio, net of collateral

Non-performing loans as a % of lending portfolio, gross

Allocated allowances as a % of non-performing loans, gross

Wealth Management & Business Banking and Wealth Management USA business groups and the transfer of the municipal securities business of Wealth Management USA to the Investment Bank with effect from 1 July 2005 – are reflected in the table below. Figures for second quarter have been restated.

Investment Bank: Value at Risk (10-day 99% confidence)

	Quarter ended 30.9.05				Quarter ended 30.6.05
CHF million	Min.	Max.	Average	30.9.05	Min.	Max.	Average	30.6.05

Risk type

Equities	176.3	244.0	197.6	192.7	131.6	192.2	142.4	192.2

Interest rates[1]	223.3	499.0	364.6	363.0	340.9	493.8	410.4	435.5

Foreign exchange	23.0	50.4	40.9	38.0	21.7	62.8	34.2	45.9

Other[2]	16.2	80.1	32.1	22.7	23.6	82.4	51.7	57.3

Diversification effect	[3]	[3]	(292.6)	(307.3)	[3]	[3]	(279.7)	(357.2)

Total	278.5	479.1	342.6	309.1	297.9	437.7	359.0	373.7

1 Interest rate VaR includes the municipal securities business of Wealth Management USA from 1 January 2005. The business was transferred to the Investment Bank on 1 July 2005. Figures for second quarter 2005 have been restated. 2 Includes energy and precious metals risk. 3 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

Wealth Management
International &		Wealth Management			Business Banking
Switzerland		USA			Switzerland		Investment Bank		Others [1]		UBS

30.9.05	30.6.05	30.9.05	30.6.05	[2]	30.9.05	30.6.05	30.9.05	30.6.05 [2]	30.9.05	30.6.05	30.9.05	30.6.05

761	580	1,477	1,725		3,874	4,285	34,988	35,796	3,653	3,640	44,753	46,026

55,956	53,228	15,848	15,655		137,709	136,203	60,495	49,984	2,358	2,278	272,366	257,348

56,717	53,808	17,325	17,380		141,583	140,488	95,483	85,780	6,011	5,918	317,119 [3]	303,374 [3]

(13)	(13)	(12)	(12)		(1,785)	(1,876)	(174)	(213)	(61)	(61)	(2,045)	(2,175)

56,704	53,795	17,313	17,368		139,798	138,612	95,309	85,567	5,950	5,857	315,074	301,199

11	12	12	12		3,445	3,657	237	286	110	109	3,815	4,076

(3)	(2)	0	0		(1,314)	(1,444)	(33)	(35)	(49)	(50)	(1,399)	(1,531)

8	10	12	12		2,131	2,213	204	251	61	59	2,416	2,545

8	8	12	12		1,707	1,806	172	200	61	61	1,960	2,087

5	5	0	0		190	201	63	80	0	0	258	286

13	13	12	12		1,897	2,007	235	280	61	61	2,218	2,373

0	0	0	0		82	82	45	53	0	0	127	135

7	7	12	12		2,669	2,855	170	187	110	109	2,968	3,170

7	7	12	12		1,471	1,538	133	141	61	61	1,684	1,759

0.0	0.0	0.1	0.1		1.3	1.4	0.2	0.3	1.0	1.0	0.7	0.8

0.0	0.0	0.1	0.1		2.4	2.6	0.2	0.3	1.8	1.8	1.2	1.3

72.7	66.7	100.0	100.0		49.6	49.4	72.6	69.9	55.5	56.0	51.4	51.2

100.0	80.0	100.0	100.0		80.1	81.6	84.3	79.7	100.0	103.4	81.1	82.0

0.0	0.0	0.1	0.1		1.9	2.0	0.2	0.2	1.8	1.8	0.9	1.0

100.0	100.0	100.0	100.0		55.1	53.9	78.2	75.4	55.5	56.0	56.7	55.5

1 Includes Global Asset Management, Private Banks & GAM and Corporate Center.  2 Second quarter 2005 figures restated for the transfer of the municipal securities business from Wealth Management USA to the Investment Bank (CHF 25 million in the Due from banks line and CHF 10 million in the Loans line).  3 Excludes CHF 710 million and CHF 856 million gross loans from industrial holdings for the quarters ended 30 September 2005 and 30 June 2005.

‘Backtesting’ compares actual revenues arising from closing positions (i. e. excluding intraday revenues, fees and commissions) with the 1-day VaR calculated on these positions, and is used to monitor the quality of the VaR model. The graph on the next page shows these daily backtesting revenues and the corresponding 1-day VaR over the last 12 months. The 10-day

VaR, which is the basis of the limits and exposures in those tables, is shown below for information. Revenue volatility over the period was within the range predicted by the VaR model.

We also routinely assess and actively manage and control tail risks against a standard set of forward-looking stress

UBS: Value at Risk (10-day 99% confidence)

		Quarter ended 30.9.05				Quarter ended 30.6.05
CHF million	Limits	Min.	Max.	Average	30.9.05	Min.	Max.	Average	30.6.05

Business Groups

Investment Bank [1]	600	278.5	479.1	342.6	309.1	297.9	437.7	359.0	373.7

Global Asset Management [2]	30	3.3	13.4	8.2	8.0	7.8	13.5	11.6	12.4

Global Wealth Management & Business Banking [3]	25	7.9	11.6	10.1	10.7	4.3	9.6	7.1	9.6

Corporate Center [4]	150	64.8	84.1	74.3	67.4	36.7	80.3	68.5	71.7

Diversification effect		[5]	[5]	(68.2)	(68.9)	[5]	[5]	(62.0)	(63.4)

Total	750	287.3	487.6	367.0	326.3	327.2	465.2	384.2	404.0

1 VaR for the Investment Bank includes the municipal securities business of Wealth Management USA from 1 January 2005. The business was transferred to the Investment Bank on 1 July 2005. Figures for second quarter 2005 have been restated.  2 Only covers UBS positions in alternative and quantitative investments.  3 VaR for Global WM&BB includes all businesses of Wealth Management USA up to 31 December 2004, but excludes the municipal securities business from 1 January 2005. All quarters up to second quarter 2005 have been restated.  4 VaR for Corporate Center includes interest rate exposures in the banking books of Group Treasury and of the Private Banks.  5 As the minimum and maximum occur on different days for different Business Groups, it is not meaningful to calculate a portfolio diversification effect.

Financial Businesses

1 November 2005

Investment Bank: backtesting revenues1 and VaR

scenarios, supplemented by specific scenarios targeting individual sectors or reflecting current concerns, such as widening credit spreads or increased energy market volatility. Stress events modeled in our standard scenarios include crises in equity, corporate bond and emerging markets, and severe movements in currency, interest rate and energy markets. These scenarios are reviewed regularly and fine-tuned as necessary. Average stress in third quarter was slightly higher than in second quarter.

VaR and stress measures control our overall portfolio exposure but we also apply concentration controls on exposure to individual market risk variables, such as individual equity markets, individual currency interest and foreign exchange rates, and single name issuers. The diversification of risks and avoidance of undue concentrations remain key pillars of our risk control process.

Operational risk

Operational losses can be caused by external factors, deliberate, accidental or natural, or failures of internal processes,

people or systems. They can unfortunately never be entirely eliminated. Especially in today’s environment of complex global processes, low regulatory tolerance for error, and high propensity for litigation, we can expect operational risk to run alongside market and credit risk as one of UBS’s principal risk classes. Our operational risk framework, into which we are investing considerable management time and effort, aims to contain the levels of risk, and ensure we have sufficient information to make informed decisions about additional or adjusted controls.

As far as accounting for operational risks is concerned, many potential causes of loss are identified before the probability, timing, or amounts of future cost are known with certainty. This entails the exercise of judgment and International Financial Reporting Standards (IFRS) require us to make a provision, based on the best estimate of a liability, when it is probable that a payment will be required, even if the amount to be paid has not yet been exactly determined. Once we are able to quantify any potential operational risk more accurately, the corresponding provision is revised up or down.

UBS: Value at Risk (1-day 99% confidence)1

	Quarter ended 30.9.05				Quarter ended 30.6.05
CHF million	Min.	Max.	Average	30.9.05	Min.	Max.	Average	30.6.05

Investment Bank [2]	155.3	206.3	176.5	161.2	120.3	197.7	145.3	197.7

UBS	157.4	211.1	182.6	158.4	123.7	203.6	156.7	203.6

1 Positions in Investment Bank subject to market risk regulatory capital contributed average VaR of CHF 174 million in third quarter 2005 and CHF 142 million in second quarter 2005.  2 VaR for the Investment Bank includes the municipal securities business of Wealth Management USA from 1 January 2005. The business was transferred to the Investment Bank on 1 July 2005. Figures for second quarter 2005 have been restated.

Global Wealth Management & Business Banking

In third quarter 2005, net new money inflows into the wealth management units reached an all-time quarterly high of CHF 31.1 billion, with strong performances seen in all regions. Pre-tax profit for our international and Swiss wealth management businesses rose 21% from second quarter 2005 to a record CHF 1,166 million. In the USA, litigation provisions negatively impacted performance, resulting in a pre-tax loss of CHF 5 million, compared to a pre-tax profit of CHF 94 million in second quarter. Business Banking Switzerland’s pre-tax profit was CHF 553 million, down marginally from second quarter.

Business Group reporting

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.05	30.6.05	30.9.04	2Q05	3Q04	30.9.05	30.9.04

Income	4,901	4,631	4,324	6	13	14,062	13,178

Adjusted expected credit loss [1]	25	28	(13)	(11)		70	(42)

Total operating income	4,926	4,659	4,311	6	14	14,132	13,136

Cash components	2,126	2,042	1,877	4	13	6,152	5,773

Share-based components	57	60	54	(5)	6	180	170

Total personnel expenses	2,183	2,102	1,931	4	13	6,332	5,943

General and administrative expenses	721	629	626	15	15	1,961	1,823

Services to / from other business units	234	239	260	(2)	(10)	715	878

Depreciation of property and equipment	61	53	52	15	17	162	147

Amortization of goodwill	0	0	63		(100)	0	182

Amortization of other intangible assets	13	15	28	(13)	(54)	41	88

Total operating expenses	3,212	3,038	2,960	6	9	9,211	9,061

Business Group performance before tax	1,714	1,621	1,351	6	27	4,921	4,075

Performance indicators

Cost / income ratio (%) [2]	65.5	65.6	68.5			65.5	68.8

Capital return and BIS data

Return on adjusted regulatory capital (%) [3]						34.6	31.2

BIS risk-weighted assets (CHF million)	146,422	143,845	136,046	2	8

Goodwill (CHF million)	5,267	5,278	3,857	0	37

Adjusted regulatory capital (CHF million) [4]	19,909	19,663	17,462	1	14

Additional Information	As at			% change from
	30.9.05	30.6.05	30.9.04	30.6.05	30.9.04

Client assets (CHF billion)	2,754	2,598	2,296	6	20

Personnel (full-time equivalents)	44,222	43,634	42,391	1	4

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see note 2 to the financial statements).  2 Operating expenses / income.  3 Annualized Business Group performance before tax / adjusted regulatory capital year to date average.  4 10% of BIS risk-weighted assets plus goodwill.

Financial Businesses
1 November 2005

Wealth Management International & Switzerland

Business Unit reporting

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.05	30.6.05	30.9.04	2Q05	3Q04	30.9.05	30.9.04

Income	2,364	2,165	1,920	9	23	6,600	5,782

Adjusted expected credit loss [1]	(6)	(1)	(2)	(500)	(200)	(8)	(6)

Total operating income	2,358	2,164	1,918	9	23	6,592	5,776

Cash components	633	612	526	3	20	1,838	1,549

Share-based components	19	22	16	(14)	19	66	52

Total personnel expenses	652	634	542	3	20	1,904	1,601

General and administrative expenses	166	196	159	(15)	4	549	451

Services to / from other business units	344	350	335	(2)	3	1,025	1,043

Depreciation of property and equipment	29	19	17	53	71	65	46

Amortization of goodwill	0	0	19		(100)	0	51

Amortization of other intangible assets	1	2	1	(50)	0	5	6

Total operating expenses	1,192	1,201	1,073	(1)	11	3,548	3,198

Business Unit performance before tax	1,166	963	845	21	38	3,044	2,578

Performance indicators

Invested assets (CHF billion)	944	890	772	6	22

Net new money (CHF billion) [2]	21.2	18.4	11.4			55.0	35.8

Gross margin on invested assets (bps) [3]	103	101	101	2	2	103	104

Cost / income ratio (%) [4]	50.4	55.5	55.9			53.8	55.3

Client advisors (full-time equivalents)	4,095	3,992	3,618	3	13

International clients

Income	1,696	1,557	1,369	9	24	4,733	4,071

Invested assets (CHF billion)	698	659	556	6	26

Net new money (CHF billion) [2]	19.3	17.0	11.0			50.8	33.2

Gross margin on invested assets (bps) [3]	100	99	100	1	0	100	103

European wealth management (part of international clients)

Income	183	170	123	8	49	510	314

Invested assets (CHF billion)	109	101	69	8	58

Net new money (CHF billion) [2]	5.6	6.9	3.2			18.1	10.1

Client advisors (full-time equivalents)	816	819	786	0	4

Business Unit reporting (continued)

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.05	30.6.05	30.9.04	2Q05	3Q04	30.9.05	30.9.04

Swiss clients

Income	668	608	551	10	21	1,867	1,711

Invested assets (CHF billion)	246	231	216	6	14

Net new money (CHF billion) [2]	1.9	1.4	0.4			4.2	2.6

Gross margin on invested assets (bps) [3]	112	108	102	4	10	109	106

Capital return and BIS data

Return on adjusted regulatory capital (%) [5]						79.5	85.2

BIS risk-weighted assets (CHF million)	41,669	38,996	32,630	7	28

Goodwill (CHF million)	1,523	1,502	1,104	1	38

Adjusted regulatory capital (CHF million) [6]	5,690	5,402	4,367	5	30

Additional information	As at or for the quarter ended			% change from		Year to date
	30.9.05	30.6.05	30.9.04	2Q05	3Q04	30.9.05	30.9.04

Recurring income (CHF million) [7]	1,707	1,600	1,453	7	17	4,820	4,258

Client assets (CHF billion)	1,175	1,108	964	6	22

Personnel (full-time equivalents)	11,324	10,901	9,838	4	15

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see note 2 to the financial statements).  2 Excludes interest and dividend income.  3 Income (annualized)/average invested assets.  4 Operating expenses/income.  5 Annualized Business Unit performance before tax/ adjusted regulatory capital year to date average.  6 10% of BIS risk-weighted assets plus goodwill.  7 Interest, asset-based fees for portfolio management and fund distribution, account-based and advisory fees.

Performance indicators

Net new money was at an unusually high level of CHF 21.2 billion in third quarter 2005, up from CHF 18.4 billion in second quarter – and the highest quarterly level ever reported. In particular, it reflected further growth in our Asian business and the five key European markets. The international business recorded CHF 19.3 billion in net new money, while the Swiss business, with an inflow of CHF 1.9 billion, recorded its third consecutive positive quarter. Combined with the inflows in first and second quarter, clients have now invested CHF 55.0 billion in net new money with us over the first nine months of this year. This corresponds to an annualized growth rate of 9% of the invested asset base at the end of 2004, and already exceeds all full-year inflows ever seen.

Net new money

Invested assets were at the highest level ever reported, rising 6% to CHF 944 billion on 30 September 2005 from CHF 890 billion on 30 June 2005. The record net new money in-flow, positive market performance, and the US dollar’s 1% gain against the Swiss franc (spot rate) all contributed to the increase. Approximately 35% of invested assets are denominated in US dollars.

Invested assets

In third quarter 2005, the gross margin on invested assets was 103 basis points, up two basis points from second quarter 2005, reflecting higher transactional revenues related to improving markets. Recurring income was 74 basis points, down one basis point. The drop reflects the dilutive impact of the record net new money intake, as fresh assets are not fully productive at the outset. Non-recurring income comprised

Financial Businesses
1 November 2005

29 basis points of the margin in third quarter, up three basis points from a quarter earlier, reflecting a strong increase in transaction levels over the summer, usually a slower period of the year.

Gross margin on invested assets

The cost/income ratio fell to 50.4% in third quarter 2005, a 5.1 percentage point improvement from second quarter 2005 and the lowest level since 2001. Excluding the European wealth management business, the cost/income ratio was 45.1%, down 3.7 percentage points from second quarter. This development was driven by significantly higher income related to rising client activity and the strong growth of our asset base combined with a slight decline in operating expenses, reflecting the release of previously made legal provisions.

Cost/income ratio

European wealth management

Our European wealth management business continues to report strong inflows of net new money. The intake this quarter totaled CHF 5.6 billion, reflecting growth in all our five target countries, with particularly good contributions from the UK and Germany, where we have the largest businesses. The inflow in the first nine months of 2005 totaled CHF 18.1 billion, equivalent to 29% of the asset base at year-end 2004.

The level of invested assets reached a record CHF 109 billion on 30 September 2005, up from CHF 101 billion on

Net new money European wealth management

30 June 2005, driven by net new money inflows, rising equity market levels and a slight appreciation of the US dollar against the Swiss franc.

Invested assets European wealth management

Income in third quarter 2005 was a record CHF 183 million, up 8% from CHF 170 million in the second quarter, reflecting higher revenues from our expanding average asset base.

Income European wealth management

The number of client advisors was 816 on 30 September 2005, down slightly from 819 at the end of last quarter, reflecting attrition among lower producing client advisors. We intend to continue to grow our business by hiring talented experts with proven skill in advising clients effectively.

Initiatives and achievements

More than CHF 100 billion in Asian client assets

This quarter, the level of invested assets from Asian clients reached CHF 108 billion, a CHF 29 billion gain from the start of 2005, corresponding to an annualized asset growth rate of 49%. This was mainly due to a 97% increase in net new money in the first three quarters of 2005 when compared to the same period in 2004. Rising markets and the appreciation of the US dollar against the Swiss franc had a positive impact on performance.
Asia Pacific is the fastest-growing wealth management market in the world. According to an internal UBS estimate, the liquid assets held by individuals in the region (excluding Japan) are projected to grow by 8.9% annually in the period between 2004 and 2008. This compares with a corresponding global asset growth rate of 5.5%.
The strength of the UBS franchise in the region is frequently recognized in surveys and opinion polls. In its recent annual survey of the global private banking industry, Euromoney named UBS the “Best Private Bank” in Asia. And UBS was again named “Best Private Bank” in the region in 2005 by FinanceAsia, an industry journal.

New branch in Calgary opened

In October, we opened a new branch in Calgary, Canada, co-located with the Investment Bank’s energy business.
Calgary is the center of the country’s energy industry and home to the second largest number of corporate head-quarters in Canada. We expect that our branch there, working closely with our other businesses, will be in a position to service a growing number of clients. The other offices in our Canadian network are in Toronto, Vancouver and Montreal.

Results

Pre-tax profit in third quarter 2005 reached a new quarterly record of CHF 1,166 million, up 21% from CHF 963 million in second quarter 2005. Improved operating income from

Performance before tax

increased asset-based fees and higher client activity, as well as rising interest income, combined with a slight decline in operating expenses, drove performance.

Operating income

Total operating income, at a record CHF 2,358 million in third quarter 2005, rose 9% from CHF 2,164 million in second quarter 2005. Recurring income rose to CHF 1,707 million because of higher interest income, reflecting an increase in collateralized lending volumes and higher asset-based revenues from the expanding average asset base. Non-recurring income increased by CHF 92 million or 16% to CHF 657 million due to stronger client activity.

Operating expenses

Operating expenses were CHF 1,192 million in third quarter 2005, down 1% from CHF 1,201 million in second quarter 2005. Personnel expenses increased to CHF 652 million in third quarter 2005 from CHF 634 million in second quarter 2005, reflecting the higher number of employees. General and administrative expenses were CHF 166 million, down CHF 30 million or 15% from second quarter, mainly through a release of previously made provisions for legal costs. Net expenses for services from other UBS business units decreased 2% to CHF 344 million in third quarter 2005 from CHF 350 million in second quarter 2005. This was due to increased charges made for services rendered to other business groups. Depreciation rose to CHF 29 million in third quarter 2005 from CHF 19 million in second quarter 2005, reflecting higher charges for IT writedowns.

Personnel

The number of employees was 11,324 on 30 September 2005, up 423 from 10,901 on 30 June 2005, as we continued to implement our global growth strategy. We added client advisors across our main businesses around the world (up 103). The remaining rise was mainly due to the annual intake of apprentices and the hiring of staff for support functions.

Personnel (full-time equivalents)

Financial Businesses
1 November 2005

Wealth Management USA

Business Unit reporting

	Quarter ended			% change from		Year to date
CHF million	30.9.05	30.6.05	30.9.04	2Q05	3Q04	30.9.05	30.9.04

Private client revenues	1,345	1,267	1,173	6	15	3,888	3,701

Net goodwill funding [1]	(49)	(46)	(44)	(7)	(11)	(138)	(129)

Income	1,296	1,221	1,129	6	15	3,750	3,572

Adjusted expected credit loss [2]	0	(1)	(1)	100	100	(2)	(5)

Total operating income	1,296	1,220	1,128	6	15	3,748	3,567

Cash components	881	818	755	8	17	2,488	2,437

Share-based components	27	29	25	(7)	8	83	81

Total personnel expenses	908	847	780	7	16	2,571	2,518

General and administrative expenses	309	193	190	60	63	693	577

Services to/from other business units	55	58	69	(5)	(20)	172	220

Depreciation of property and equipment	17	15	18	13	(6)	47	52

Amortization of goodwill	0	0	44		(100)	0	131

Amortization of other intangible assets	12	13	27	(8)	(56)	36	82

Total operating expenses	1,301	1,126	1,128	16	15	3,519	3,580

Business Unit performance before tax	(5)	94	0			229	(13)

Acquisition costs

	Quarter ended			% change from		Year to date
CHF million	30.9.05	30.6.05	30.9.04	2Q05	3Q04	30.9.05	30.9.04

Net goodwill funding [1]	49	46	44	7	11	138	129

Retention payments	0	0	0			0	99

Amortization of goodwill	0	0	44		(100)	0	131

Amortization of other intangible assets	12	13	27	(8)	(56)	36	82

Total acquisition costs	61	59	115	3	(47)	174	441

1 Goodwill and intangible asset-related funding, net of risk-free return on the corresponding equity allocated.  2 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see note 2 to the financial statements).

Business Unit reporting (continued)

	Quarter ended			% change from		Year to date
	30.9.05	30.6.05	30.9.04	2Q05	3Q04	30.9.05	30.9.04

Performance indicators

Invested assets (CHF billion)	728	693	619	5	18

Net new money (CHF billion) [1]	9.9	1.8	5.1			20.4	11.7

Interest and dividend income (CHF billion) [2]	4.6	4.5	3.9	2	18	13.0	11.0

Gross margin on invested assets (bps) [3]	73	73	73	0	0	75	77

Cost/income ratio (%) [4]	100.4	92.2	99.9			93.8	100.2

Recurring income (CHF million) [5]	726	679	600	7	21	2,035	1,764

Financial advisor productivity (CHF thousand) [6]	179	170	160	5	12	521	495

Capital return and BIS data

Return on adjusted regulatory capital (%) [7]						5.8	(0.4)

BIS risk-weighted assets (CHF million)	19,259	19,292	17,894	0	8

Goodwill (CHF million)	3,744	3,776	2,753	(1)	36

Adjusted regulatory capital (CHF million) [8]	5,670	5,705	4,542	(1)	25

Additional information	As at			% change from
	30.9.05	30.6.05	30.9.04	30.6.05	30.9.04

Client assets (CHF billion)	803	766	685	5	17

Personnel (full-time equivalents)	16,992	17,076	16,794	0	1

Financial advisors (full-time equivalents)	7,517	7,474	7,343	1	2

1 Excludes interest and dividend income.  2 For purposes of comparison with US peers.  3 Income (annualized)/average invested assets.  4 Operating expenses/income.  5 Interest, asset-based fees for portfolio management and fund distribution, account-based and advisory fees.  6 Private client revenues/average number of financial advisors.  7 Annualized Business Group performance before tax/adjusted BIS capital year-to-date average.  8 10% of BIS Risk-weighted assets plus goodwill.

Performance indicators

Invested assets were CHF 728 billion on 30 September 2005, up 5% from CHF 693 billion on 30 June 2005. In US dollar terms, invested assets grew 4% in the quarter, reflecting positive market performance and strong inflows of net new money. Compared to third quarter a year earlier, invested assets were up 18%. In US dollar terms, they have risen 14% in the past year.

The inflow of net new money in third quarter 2005 was CHF 9.9 billion, up sharply from CHF 1.8 billion in second quarter 2005. The increase in net new money includes inflows from

Invested assets

recently recruited financial advisors as well as new investments from ultra high net worth clients. The previous quarter’s result was negatively impacted by outflows attributable to April tax payments.

Including interest and dividends, net new money in third quarter 2005 was CHF 14.5 billion, up from CHF 6.3 billion in second quarter 2005 and CHF 9.0 billion in third quarter 2004.
The gross margin on invested assets was 73 basis points in third quarter 2005, unchanged from second quarter 2005.
The cost income ratio was 100.4% in third quarter 2005, up from 92.2% in second quarter. The increase was primary-

Net new money

Financial Businesses
1 November 2005

Gross margin on invested assets

ly due to sharply higher litigation provisions, only partly off-set by the rise in operating income. Net goodwill funding and the amortization of other intangible assets accounted for 4.6 percentage points of the ratio in third quarter 2005 and 4.4 percentage points in second quarter.

Cost/income ratio

Recurring income stood at CHF 726 million in third quarter 2005, up 7% from CHF 679 million in second quarter 2005. Excluding the effects of currency fluctuations, recurring income increased 4% in third quarter to another record high, driven by rising asset levels in managed account products and higher net interest income from our lending business. In US dollar terms, recurring income was 19% higher than the same period last year, again representing more than half of total revenues in the period. Flows into managed account

Recurring income

products totaled USD 4.4 billion in third quarter 2005, up from USD 2.8 billion in second quarter.

Productivity per advisor increased to CHF 179,000 in third quarter 2005 from CHF 170,000 in second quarter, reflecting an increase in transaction-related revenues and the rise in recurring income. The number of financial advisors was 7,517 on 30 September 2005, up 43 from 7,474 on 30 June 2005.

Financial advisor productivity

Results

Because our business is almost entirely conducted in US dollars, comparisons of results to prior periods are affected by the movements of the US dollar against the Swiss franc. In third quarter 2005, the US dollar’s average rate appreciated 2% against the Swiss franc.

We recorded a pre-tax loss of CHF 5 million in third quarter 2005, compared with a pre-tax profit of CHF 94 million in second quarter 2005.

Performance before tax

Operating income

Total operating income in third quarter 2005 was CHF 1,296 million. In US dollar terms, our operating income was 4% higher, reflecting increasing transactional revenue and rising recurring income.

Operating expenses

In third quarter 2005, total operating expenses were CHF 1,301 million, up 16% from second quarter 2005. Excluding acquisition costs, operating expenses were up 16% in Swiss franc terms and up 13% in US dollar terms, mainly due to litigation provisions.

Personnel expenses, at CHF 908 million, increased 7% from second quarter 2005. In US dollar terms, overall personnel expenses were up 5%, with broker compensation rising in line with higher transactional revenues.
Non-personnel expenses increased 41% to CHF 393 million in third quarter 2005. Excluding acquisition costs and in US dollar terms, non-personnel expenses were up 40%, primarily because of higher litigation provisions.

Personnel

The number of employees was 16,992 on 30 September 2005, down 84 from 30 June 2005, reflecting a decrease in non-financial advisor staff, mainly in branch support and operations areas, partly offset by an increase in the number of financial advisors.

Personnel (full-time equivalents)

Financial Businesses
1 November 2005

Business Banking Switzerland

Business Unit reporting

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.05	30.6.05	30.9.04	2Q05	3Q04	30.9.05	30.9.04

Interest income	824	826	838	0	(2)	2,486	2,545

Non-interest income	417	419	437	0	(5)	1,226	1,279

Income	1,241	1,245	1,275	0	(3)	3,712	3,824

Adjusted expected credit loss [1]	31	30	(10)	3		80	(31)

Total operating income	1,272	1,275	1,265	0	1	3,792	3,793

Cash components	612	612	596	0	3	1,826	1,787

Share-based components	11	9	13	22	(15)	31	37

Total personnel expenses	623	621	609	0	2	1,857	1,824

General and administrative expenses	246	240	277	3	(11)	719	795

Services to/from other business units	(165)	(169)	(144)	2	(15)	(482)	(385)

Depreciation of property and equipment	15	19	17	(21)	(12)	50	49

Amortization of goodwill	0	0	0			0	0

Amortization of other intangible assets	0	0	0			0	0

Total operating expenses	719	711	759	1	(5)	2,144	2,283

Business Unit performance before tax	553	564	506	(2)	9	1,648	1,510

Performance indicators

Invested assets (CHF billion)	150	148	140	1	7

Net new money (CHF billion) [2]	(0.2)	2.0	0.4			2.8	2.4

Cost/income ratio (%) [3]	57.9	57.1	59.5			57.8	59.7

Non-performing loans/gross loans (%)	1.9	2.0	2.5

Impaired loans/gross loans (%)	2.4	2.6	3.3

Capital return and BIS data

Return on adjusted regulatory capital (%) [4]						25.7	23.0

BIS risk-weighted assets (CHF million)	85,494	85,557	85,522	0	0

Goodwill (CHF million)	0	0	0

Adjusted regulatory capital (CHF million) [5]	8,549	8,556	8,552	0	0

Additional information	As at or for the quarter ended			% change from		Year to date
	30.9.05	30.6.05	30.9.04	2Q05	3Q04	30.9.05	30.9.04

Deferral (included in adjusted expected credit loss) (CHF million)	122	121	100	1	22	354	305

Client assets (CHF billion)	776	724	647	7	20

Personnel (full-time equivalents)	15,906	15,657	15,759	2	1

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see note 2 to the financial statements).  2 Excludes interest and dividend income.  3 Operating expenses/income.  4 Annualized Business Unit performance before tax/adjusted regulatory capital year to date average.  5 10% of BIS risk-weighted assets plus goodwill.

Performance indicators

The Business Banking Switzerland unit had a net new money outflow of CHF 0.2 billion in third quarter 2005, compared with an inflow of CHF 2.0 billion in second quarter 2005, partly because a number of our discretionary clients reduced their investment management mandates with us.

Invested assets, at CHF 150 billion on 30 September 2005, increased by CHF 2 billion because of rising financial markets.
In third quarter 2005, the cost/income ratio was 57.9%, up 0.8 percentage points from second quarter 2005. Income fell slightly while expenses rose marginally, reflecting higher general and administrative expenses and lower net charges to other business units.

Cost/income ratio

On 30 September 2005, Business Banking Switzerland’s loan portfolio was CHF 141.6 billion, up CHF 1.1 billion from the end of second quarter. The volume of net new individual client mortgages was partly offset by the ongoing workout of the recovery portfolio, which was CHF 3.4 billion on 30 September 2005, down from CHF 3.7 billion on 30 June 2005. The non-performing loans ratio improved to 1.9% on 30 September 2005 from 2.0% on 30 June 2005, while the impaired loans ratio fell to 2.4% from 2.6% in the period.

Impaired loans/gross loans

The return on adjusted regulatory capital was 25.7% in the first nine months of 2005, up marginally from 25.6% in first half, reflecting largely unchanged pre-tax profit and regulatory capital levels.

Return on adjusted regulatory capital

Results

In third quarter 2005, Business Banking Switzerland reported a pre-tax profit of CHF 553 million, down CHF 11 million from second quarter 2005. While operating income was stable, general and administrative expenses rose.

Performance before tax

Operating income

Total operating income in third quarter 2005 was CHF 1,272 million, down by CHF 3 million from second quarter 2005. At CHF 824 million, interest income in third quarter 2005 was slightly lower than the CHF 826 million reported in second quarter, reflecting lower interest margins as clients shifted to fixed-rate from variable mortgages, and the ongoing reduction of the recovery portfolio. Non-interest income was CHF 417 million in third quarter, marginally lower than CHF 419 million in the previous quarter, which included revaluation gains from equity participations. Adjusted expected credit loss was a positive CHF 31 million, largely unchanged from CHF 30 million last quarter, with both periods reflecting the deferred benefit of the structural improvement in our loan portfolio.

Financial Businesses
1 November 2005

Operating expenses

Total operating expenses increased to CHF 719 million in third quarter 2005, up 1% from the record low of CHF 711 million in second quarter 2005. Personnel expenses, at CHF 623 million, were up CHF 2 million from second quarter, reflecting increased employee numbers. General and administrative expenses were up by CHF 6 million from CHF 240 million in second quarter 2005 due to higher costs for rent. Net charges to other business units decreased from CHF 169 million in second quarter to CHF 165 million in third quarter, due to higher charges from ITI (driven by the higher number of employees in Business Banking Switzerland). Depreciation decreased in third quarter 2005 to CHF 15 million from CHF 19 million a quarter earlier, reflecting lower IT writedowns.

Personnel

The number of Business Banking Switzerland employees was 15,906 on 30 September 2005, up 249 from 30 June 2005, mainly due to the annual intake of apprentices.

Personnel (full-time equivalents)

Global Asset Management

Global Asset Management’s pre-tax profit was CHF 308 million in third quarter 2005 – a quarterly record – and 40% above the CHF 220 million reported in second quarter. Increasing asset-based fees reflected strong net new money growth in this and preceding quarters as well as improving financial markets. Strong performance fees from alternative and quantitative investments also contributed to our outstanding result.

Business Group reporting

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.05	30.6.05	30.9.04	2Q05	3Q04	30.9.05	30.9.04

Institutional fees	363	279	254	30	43	942	798

Wholesale Intermediary fees	308	270	237	14	30	847	698

Total operating income	671	549	491	22	37	1,789	1,496

Cash components	239	189	214	26	12	658	635

Share-based components	22	21	15	5	47	64	52

Total personnel expenses	261	210	229	24	14	722	687

General and administrative expenses	73	80	90	(9)	(19)	215	208

Services to/from other business units	24	34	30	(29)	(20)	85	96

Depreciation of property and equipment	5	5	5	0	0	15	17

Amortization of goodwill	0	0	32		(100)	0	98

Amortization of other intangible assets	0	0	0			0	0

Total operating expenses	363	329	386	10	(6)	1,037	1,106

Business Group performance before tax	308	220	105	40	193	752	390

Performance indicators

Cost/income ratio (%) [1]	54.1	59.9	78.6			58.0	73.9

Institutional

Invested assets (CHF billion)	425	396	342	7	24

of which: money market funds	17	18	19	(6)	(11)

Net new money (CHF billion) [2]	9.2	2.7	3.0			17.0	20.7

of which: money market funds	(1.5)	(1.5)	(0.2)			(2.1)	(0.7)

Gross margin on invested assets (bps) [3]	35	29	30	21	17	33	32

1 Operating expenses/operating income.  2 Excludes interest and dividend income.  3 Operating income (annualized)/average invested assets.

John A. Fraser | Chairman and CEO Global Asset Management

Financial Businesses
1 November 2005

Global Asset Management (continued)

	Quarter ended			% change from		Year to date
	30.9.05	30.6.05	30.9.04	2Q05	3Q04	30.9.05	30.9.04

Wholesale Intermediary

Invested assets (CHF billion)	312	290	259	8	20

of which: money market funds	62	63	71	(2)	(13)

Net new money (CHF billion) [1]	10.7	6.2	1.0			21.6	(5.0)

of which: money market funds	(1.6)	(4.5)	(2.6)			(8.6)	(17.3)

Gross margin on invested assets (bps) [2]	41	39	37	5	11	40	36

Capital return and BIS data

Return on adjusted regulatory capital (%) [3]						67.4	33.6

BIS risk-weighted assets (CHF million)	1,573	1,629	1,761	(3)	(11)

Goodwill (CHF million)	1,418	1,389	1,318	2	8

Adjusted regulatory capital (CHF million) [4]	1,575	1,552	1,494	1	5

Additional information	As at			% change from
	30.9.05	30.6.05	30.9.04	30.6.05	30.9.04

Client assets (CHF billion)	737	686	601	7	23

Personnel (full-time equivalents)	2,797	2,719	2,639	3	6

1 Excludes interest and dividend income.  2 Operating income (annualized)/average invested assets.  3 Annualized Business Group performance before tax/adjusted regulatory capital year to date average.  4 10% of BIS risk-weighted assets plus goodwill.

Performance indicators

The cost/income ratio fell to an all-time low of 54.1% in third quarter 2005, down 5.8 percentage points from second quarter 2005. The improvement was driven by the strong 22% rise in operating income, which reflected increased performance fees from alternative and quantitative investments and strong asset flows into traditional investments. This more than offset the 10% rise in operating expenses due to personnel expenses rising in line with revenues.

Cost/income ratio

Institutional

Institutional invested assets were CHF 425 billion on 30 September 2005, up by CHF 29 billion from 30 June 2005. The gain was mainly a result of positive market performance and the very strong inflow of net new money.

Invested assets, institutional

Net new money, institutional

Net new money in third quarter 2005 was CHF 9.2 billion, compared with CHF 2.7 billion in second quarter 2005. Ex-

cluding movements related to money market funds, net new money was CHF 10.7 billion – a quarterly record. Substantial inflows were reported across regions, asset classes and investment platforms, reflecting our diversified capabilities. Significant inflows were seen into equities and fixed income mandates in Europe, the Americas saw flows into fixed income mandates while clients in Asia Pacific made investments in asset allocation products. In third quarter, we also saw steady inflows into alternative and quantitative investments multi-manager products.

The gross margin on invested assets was 35 basis points in third quarter 2005, an increase of 6 basis points from last quarter. This increase was mainly due to higher performance fees from alternative and quantitative investments.

Gross margin on invested assets, institutional

Wholesale intermediary

Invested assets were CHF 312 billion on 30 September 2005, up by CHF 22 billion from 30 June 2005, reflecting strong net new money inflows and positive market performance.

Invested assets, wholesale intermediary

Net new money was a record CHF 10.7 billion in third quarter 2005, up from CHF 6.2 billion in second quarter 2005. This reflects an ongoing focus on new products, including this quarter’s launch of bond and money market funds. Excluding money market outflows, net new money was CHF 12.3 billion compared with CHF 10.7 billion in second quarter. The main drivers were strong inflows into European fixed income funds and into asset allocation funds in Europe and the Americas.

Net new money, wholesale intermediary

The gross margin on invested assets was 41 basis points in third quarter 2005, an increase of 2 basis points from the prior quarter, reflecting continued net new money inflows into higher margin products.

Gross margin on invested assets,
wholesale intermediary

Investment capabilities and performance

During the quarter, global equity markets rose. Sustained high commodity prices benefited energy and material sector stocks while telecommunications and banks lagged. Our actively managed Global Equity composite underperformed in the quarter, largely as a result of its underweight position in energy and materials. Weak performance in certain industrial sector holdings further detracted from the composite’s performance. This was partially offset by strong stock selection in the healthcare and consumer discretionary sectors. Our growth equities capability continued to generate solid returns, with the Large Cap Select Growth Equity portfolio performing strongly on a 3-month, 1-year and longer-term basis.

European bond markets, except for the UK, saw total returns (currency-neutral) comfortably exceeding those experienced in the rest of the industrialized world. Apart from a short rally following hurricane Katrina, yields on US government bonds

Financial Businesses
1 November 2005

Annualized
Composite	1 year	3 years	5 years	10 years

Global Equity Composite vs. MSCI World Equity (Free) Index	–	–	+	+

Global Bond Composite vs. Citigroup World Government Bond Index	–	+	+	+

Global Securities Composite vs. Global Securities Markets Index	+	+	+	+

(+) above benchmark; (–) under benchmark. All are after fees. A composite is an aggregation of one or more portfolios in a single group that is representative of a particular strategy, style, or objective. The composite is the asset-weighted average of the performance results of all the portfolios in the composite.

rose as the Federal Reserve continued to tighten interest rates in the quarter. In Japan, growing optimism about the economy drove bond yields up. Globally, non-government bonds remained at relatively tight credit spreads as they shrugged off concerns about deteriorating credit outlooks in the auto and airline sectors.

Our active strategy benefited from the rise in yields, with global fixed income portfolios outperforming benchmarks in third quarter, consolidating their strong long-term track record.
Asset allocation portfolios fell behind benchmarks in third quarter as a result of flat market and currency positions. Security selection detracted from performance over the quarter. Longer-term returns against benchmarks remain positive.
Private real estate fund performance benefited from improving market fundamentals and high investor demand. The Australian Property Securities Fund and the Global Real Estate Securities Fund (based in Switzerland) exceeded benchmarks in the quarter.
Our alternative and quantitative investments strategies had significantly positive returns, driven by improving market conditions. Returns across single manager hedge fund strategies were positive, with fundamental and quantitative long/short trading and convertible arbitrage recording particularly strong performance. A much improved environment for hedge funds generally resulted in positive returns for our multi-manager strategies.

Results

Pre-tax profit for third quarter 2005 was at an all-time quarterly high of CHF 308 million, up 40% from CHF 220 million in second quarter 2005, reflecting the record CHF

Performance before tax

19.9 billion inflow of net new money, and rising financial markets. Revenues increased in all businesses, with particularly strong alternative and quantitative investments performance fees, and higher asset-based fees from traditional investments.

Operating income

Total operating income in third quarter 2005 was CHF 671 million, up 22% from CHF 549 million in the previous quarter. Institutional revenues totaled CHF 363 million in third quarter 2005, up from CHF 279 million in second quarter, a result of higher performance fees from alternative and quantitative investments, coupled with higher management fees in traditional investments. Wholesale intermediary revenues were CHF 308 million in third quarter 2005, up from CHF 270 million in second quarter, a result of the strong inflow of net new money and the continued shift into higher-margin assets.

Operating expenses

Total operating expenses increased to CHF 363 million in third quarter 2005, up from CHF 329 million a quarter earlier. Personnel expenses were CHF 261 million in third quarter 2005, up from CHF 210 million in second quarter 2005, reflecting both higher incentive-based compensation and an increased number of employees. General and administrative expenses fell to CHF 73 million in third quarter 2005 from CHF 80 million in second quarter, mostly because of lower provisions and reduced professional fees. Net charges from other business units were CHF 24 million in third quarter, down by CHF 10 million from second quarter, mainly because of lower charges for IT services and a higher charge to Global Wealth Management & Business Banking for hedge fund research.

Personnel

The number of employees was 2,797 on 30 September 2005, up 3% from 2,719 on 30 June 2005, reflecting business expansion in real estate, alternative and quantitative investments and fund services.

Personnel (full-time equivalents)

Financial Businesses
1 November 2005

Investment Bank

In third quarter 2005, the Investment Bank posted a pre-tax profit of CHF 1,386 million, up 95% from the same period last year. Before goodwill, pre-tax profit was up 77%. Excellent performance in all three business areas resulted in one of our best quarters ever, with particularly strong results in equities and investment banking.

Business Group reporting

	Quarter ended			% change from		Year to date
CHF million	30.9.05	30.6.05	30.9.04	2Q05	3Q04	30.9.05	30.9.04

Equities	1,980	1,438	1,185	38	67	5,064	4,308

Fixed income, rates and currencies	2,108	1,754	1,685	20	25	6,145	6,457

Investment banking	592	599	351	(1)	69	1,656	1,322

Income	4,680	3,791	3,221	23	45	12,865	12,087

Adjusted expected credit loss [1]	11	10	(8)	10		29	(12)

Total operating income	4,691	3,801	3,213	23	46	12,894	12,075

Cash components	2,196	1,724	1,465	27	50	6,048	5,503

Share-based components	313	300	218	4	44	897	771

Total personnel expenses	2,509	2,024	1,683	24	49	6,945	6,274

General and administrative expenses	582	469	602	24	(3)	1,544	1,874

Services to/from other business units	164	149	65	10	152	462	166

Depreciation of property and equipment	37	30	71	23	(48)	96	186

Amortization of goodwill	0	0	72		(100)	0	213

Amortization of other intangible assets	13	13	8	0	63	38	26

Total operating expenses	3,305	2,685	2,501	23	32	9,085	8,739

Business Group performance before tax	1,386	1,116	712	24	95	3,809	3,336

Chairman Investment Bank

Huw Jenkins CEO Investment Bank

Investment Bank (continued)

	Quarter ended			% change from		Year to date
	30.9.05	30.6.05	30.9.04	2Q05	3Q04	30.9.05	30.9.04

Performance indicators

Compensation ratio (%) [2]	54	53	52			54	52

Cost / income ratio (%) [3]	70.6	70.8	77.6			70.6	72.3

Non-performing loans / gross loans (%)	0.2	0.2	0.4

Impaired loans / gross loans (%)	0.2	0.3	0.6

Average VaR (10-day 99%) [4]	343	359	376	(4)	(9)

Capital return and BIS data

Return on adjusted regulatory capital (%) [5]						28.8	29.7

BIS risk-weighted assets (CHF million)	155,103	142,046	121,430	9	28

Goodwill (CHF million)	4,256	4,185	3,624	2	17

Adjusted regulatory capital (CHF million) [6]	19,766	18,390	15,767	7	25

Additional information	As at or for the quarter ended			% change from		Year to date
	30.9.05	30.6.05	30.9.04	2Q05	3Q04	30.9.05	30.9.04

Deferral (included in adjusted expected credit loss) (CHF million)	41	40	16	2	156	114	55

Client assets (CHF billion)	168	161	145	4	16

Personnel (full-time equivalents)	17,954	17,430	16,662	3	8

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the Business Groups (see note 2 to the financial statements).  2 Personnel expenses / income.  3 Operating expenses / income.  4 VaR for the Investment Bank includes the municipal securities business of Wealth Management USA from 1 January 2005. The business was transferred to the Investment Bank on 1 July 2005. Figures for second quarter 2005 have been restated.  5 Annualized Business Group performance before tax / adjusted regulatory capital year to date average.  6 10% of BIS risk-weighted assets plus goodwill.

Performance indicators

In third quarter 2005, the cost / income ratio was 70.6%, down from 77.6% in the same quarter a year earlier. The improvement was mainly due to rising revenues in all business areas. Goodwill amortization accounted for 2.2 percentage points of the ratio in third quarter 2004.

Cost/income ratio

The compensation ratio for third quarter 2005 was 54%, up two percentage points from the same period a year earlier. Performance-related accruals increased in line with revenues while staffing levels rose. Share-based compensation was also up, driven by awards made in 2005 for the 2004 financial year, which contained an increased proportion of stock. The compensation ratio rose one percentage point from second quarter 2005. The payout level of annual incentive-based compensation is managed on a full-year cycle in line with performance and market levels.

Compensation ratio

Market risk for the Investment Bank, as measured by the average 10-day 99% Value at Risk (VaR), was CHF 343 million in third quarter, down from CHF 359 million in second quarter. Quarter end VaR fell to CHF 309 million from CHF 374 million in the previous quarter, but there were large fluctuations over the period.

Financial Businesses
1 November 2005

Average equities VaR was up for the period. The upward trend seen at the end of second quarter continued into third quarter as equity markets strengthened, and we took advantage of the opportunities this presented. From August onwards, both rising oil prices and weak economic news weighed on the broader market and equities VaR was reduced, ending the quarter at the same level as the previous quarter.
Interest rate VaR, which is the main contributor to the Investment Bank VaR, decreased quarter on quarter. It consists of two main components – exposure to general market interest rate levels and exposure to corporate credit spreads. Exposure to corporate credit spreads was, as usual, the largest portion of interest rate VaR. Exposures to general market interest rate levels varied in both amount and direction during the quarter and this was the main driver of the fluctuations in interest rate VaR. The low point for the period, CHF 223 million, was reached at the beginning of August when the Federal Reserve increased interest rates, while US interest rate positions drove the level to a peak of CHF 499 million at the end of August.

Average VaR (10-day 99%)

At the end of third quarter, the Investment Bank’s outstanding loans stood at CHF 95.5 billion, up from CHF 85.8 billion on 30 June 2005. The non-performing loans to gross loans ratio remained unchanged at 0.2%. The impaired loans to gross loans ratio decreased to 0.2% from 0.3%.

Impaired loans/gross loans

The return on adjusted regulatory capital was 28.8% in third quarter 2005, down from 29.7% in the same quarter a year earlier. Risk-weighted assets rose, with their increase to a large extent reflecting higher capital requirements on the derivative portfolio and additional undrawn commitments to corporate

Return on adjusted regulatory capital

Municipal securities move house

When Massachusetts reorganized its school building program, it appointed UBS as bookrunner of a highly successful USD 2.5 billion bond issue. The state was not alone in its choice of a partner. In 2004, UBS led 566 new issues worth over USD 41 billion, more than any other firm, for US state governments, hospitals, and educational foundations.
UBS inherited the municipal securities team from its merger with PaineWebber in 2000 and has since built this New York-based business into a primary market leader. Today’s business is an integrated unit, comprising an investment banking capability, syndication, institutional and retail sales, research, and derivatives marketing. Regional trading desks are located in Chicago, Dallas, Los Angeles, Nashville, and Orlando, as well as New York. With total annual issuance volumes approaching USD 400 billion, munici-
pal securities are an integral part of the North American fixed income market. The market has grown to USD 2.1 trillion in outstanding bond market debt, compared with USD 5.0 trillion for the corporate market. For UBS, municipal securities form a part of its comprehensive offering to both institutional and private clients – for whom they represent a secure, attractive investment exempt from federal income tax.

Global Fee Pool Market Share

	Year to date		Year ended
	30.9.05	30.9.04	31.12.04	31.12.03

in %	5.0	5.0	5.1	4.9

Rank	7	6	6	6

Source: Dealogic

clients. This was partially offset by higher annualized pre-tax profit. Goodwill amortization accounted for 1.9 percentage points of the ratio in third quarter 2004.

Initiatives and achievements

Corporate clients

According to data from Dealogic, we ranked seventh in terms of our share of the global fee pool at the end of third quarter 2005 with a year to date market share of 5.0%, a decline from our fourth position and market share of 5.2% in first half 2005. A year earlier, we were ranked sixth with a market share of 5.0%. From that time, the global fee pool has grown by 10.6%. Over the last nine months, Dealogic named UBS the top-earning investment bank in Asia Pacific (excluding Japan).

Institutional clients

We maintained our first place in the global ranking for secondary equity cash commissions for the fourteenth consecutive quarter, according to data from a leading industry survey.
Our equities and fixed income businesses received a number of prestigious awards in third quarter. Among them, The Banker magazine cited us as European equity house of the year. In Risk magazine’s 2005 peer survey of brokers and dealers in the derivatives business, we placed third overall, winning the vanilla currency option category as well as the US dollar / yen and US dollar / UK sterling currency derivative categories.

Significant deals

Mergers and acquisitions

Merger and acquisition activity continued to recover strongly, with the first nine months of 2005 yielding the highest volumes since 2000. During the first nine months of 2005, we advised on 228 transactions with a deal volume of USD 392 billion, a 141% increase compared to a year earlier, and triple the market’s growth rate for that period. We participated in many of the most significant deals of third quarter 2005, including:
–	lead financial advisor to energy company Gas Natural SDG on its EUR 47 billion unsolicited public offer to acquire Endesa
–	exclusive financial advisor to pharmaceutical company IVAX Corporation on its USD 8.4 billion sale to Teva Pharmaceutical Industries
–	joint financial advisor and broker to logistics company Exel on the recommended GBP 4.1 billion offer by Deutsche Post.

Equity underwriting

Primary equity market activity has been strong in third quarter, despite the traditionally quiet August holiday period. Our pipeline for the remainder of the year remains strong following important transactions seen this quarter, including:
–	joint bookrunner on the USD 1.5 billion sale by Deutsche Telekom of its entire stake in Russian mobile phone operator Mobile Telesystems

The business is now moving house. On 1 July 2005, the municipal securities business transferred from UBS’s Wealth Management USA business area to the Investment Bank. Although the business retains its existing offices in central Manhattan, the change of reporting and organizational structure is still highly significant for its future. Being part of the Investment Bank’s infrastructure and risk management framework will help it expand its sec-
ondary trading business in line with demand from institutional clients. It will also be in a position to work more closely with other units of the Investment Bank. A case in point is the unit’s derivatives business built up over the past few years via a “joint venture” with the Investment Bank’s rates business. As primary issuers use derivatives to hedge risk and capitalize on funding opportunities, this aspect of the business is set to grow.
The move therefore makes sense not only from an internal perspective – risk management, capital allocation, knowledge-sharing – but from the most important viewpoint of all, that of clients. As part of the Investment Bank, the business is now better positioned to serve both investors and issuers.

Financial Businesses
1 November 2005

–	joint bookrunner on the USD 2.2 billion global primary and secondary equity offering of ADSs and ordinary shares in LG Philips LCD, a global leader in the manufacture of thin film transistor liquid crystal display panels (TFT LCD)
–	joint bookrunner on the Japanese government’s sale of a stake worth USD 4.6 billion in the Central Japan Railway Company.

Fixed income underwriting

While bond market conditions were generally favorable, issuance levels were lower than the previous quarter. Demand for higher yielding products was particularly strong and emerging markets performed well. Key transactions led by UBS in the period included:
–	joint bookrunner on a GBP 750 million subordinated debt issue for General Electric Capital Corporation, one of twelve offerings UBS has lead managed for General Electric in 2005
–	joint bookrunner on a GBP 1.25 billion 50-year sovereign bond for the United Kingdom Debt Management Office, the first gilt to be issued as a syndicated offering
–	joint bookrunner on a EUR 700 million and USD 1.35 billion dual tranche bond for Sumitomo Mitsui Banking Corporation.

Results

The Investment Bank enjoyed a successful third quarter, with revenue growth in all areas. Equities posted its best result since first quarter 2001 – in a quarter that is typically the slowest of the year. Revenues in our fixed income, rates and currencies business showed a strong comeback from the difficult markets experienced a year ago. In investment banking, performance was the best seen in a third quarter for the last four years.

Pre-tax profit in third quarter 2005 was CHF 1,386 million, up 95% from the same period last year. Before goodwill, pre-tax profit was up 77%, demonstrating our ability to take advantage of positive market conditions and help clients benefit from strategic opportunities.

Performance before tax

Operating income

Total operating income in third quarter 2005 was CHF 4,691 million, up 46% from the same quarter a year earlier, with revenues up in all major client-driven activities. There was no slowdown typical of summer this year despite uncertain macroeconomic signals, including economic impacts related to hurricane Katrina, high oil and commodity prices and their potential impacts on consumer confidence and inflation levels.
The equities business posted revenues of CHF 1,980 million in third quarter 2005, up 67% from the same period in 2004. The market recovery at the end of second quarter 2005 turned into positive momentum this quarter. Market conditions were positive in July; they slowed down in August, before again accelerating in September. Our derivatives businesses reported strong gains, with significant increases in all regions, particularly in Asia Pacific. Prime brokerage revenues increased as client acquisition continued, reflecting the continuous expansion of our franchise in this important segment. Income from secondary cash trading improved on higher overall market volume. Proprietary revenues were up as well. Compared to second quarter 2005, equities revenues rose 38%.
Fixed income, rates and currencies revenues were CHF 2,108 million in third quarter 2005. Compared to the result achieved in third quarter 2004, revenues were up 25%. Despite increased uncertainty and volatility in the market, revenues in the rates business were up year on year. The credit fixed income business line was essentially flat compared to last year. Principal finance reported solid results. While the foreign exchange and cash and collateral business benefited from increased client volumes in most segments and improved foreign exchange trading income, overall revenues were slightly lower from a year earlier. The municipal securities business, transferred from Wealth Management USA at the beginning of third quarter, saw a decline in revenues because of lower derivatives volume and a drop in secondary trading activity. Credit default swaps hedging our loan exposures recorded negative revenues of CHF 50 million, compared to negative revenues of CHF 75 million in third quarter 2004. Compared to second quarter 2005, fixed income, rates and currencies revenues were up 20%. Most major business lines reported higher net revenues, with the exception of municipal securities.
Investment banking revenues, at CHF 592 million in third quarter 2005, rose 69% from third quarter 2004, making it the best third quarter performance for the last four years. Excluding the impact of currency movements and credit hedging costs, revenues increased 62%. This strong performance reflects significant revenue growth in all regions, particularly Europe and Asia Pacific, as well as our role in many of the significant merger and acquisition deals this year. Revenues from our advisory activity and from both our debt and equity capital markets businesses saw impressive increases on the prior year. Syndicated finance revenues were also up from the prior year. When compared to the strong performance of the business in second quarter 2005, investment banking revenues were down 1%.

Operating expenses

Total operating expenses in third quarter 2005 were CHF 3,305 million, up 32% on the same period last year.
Personnel expenses were CHF 2,509 million, up 49% from a year earlier, reflecting higher accruals for cash bonuses, which rose in line with revenues and increases in staff levels. Share-based compensation rose 44% from the prior year due to an increase in award values, mostly due to shares granted in 2005 as part of compensation for the 2004 financial year.
General and administrative expenses decreased 3% to CHF 582 million in third quarter 2005 from the same period last year, driven by the transfer of IT infrastructure functions into UBS’s central unit – in addition to lower provision levels and professional fees. This was partially offset by an increase in IT outsourcing costs as well as telecommunications expenses.
Depreciation expense was CHF 37 million, down 48% on third quarter 2004 because of the transfer of further IT infrastructure as well as the fall-off of a year-earlier charge related to the purchase of software.

Personnel

The number of employees was 17,954 on 30 September 2005, up 524 or 3% from the end of second quarter 2005 and 1,292 or 8% higher than the same period a year earlier. We continue to expand internationally and build capacity to process higher volumes, explaining why much of the increase was in operations and IT functions. Staff levels in our risk, legal and control functions rose significantly. Our investment banking business hired an extensive number of junior recruits to help manage higher activity levels and the growing Asia Pacific business. Staff levels were up in the fixed income, rates and currencies business, partly on graduate recruitment. They were also slightly higher in equities.

Personnel (full-time equivalents)

Financial Businesses
1 November 2005

Corporate Center

Corporate Center recorded a pre-tax loss of CHF 6 million in third quarter 2005, compared to a loss of CHF 159 million in second quarter 2005 and CHF 51 million in third quarter 2004.

Business Group reporting

	Quarter ended			% change from		Year to date

CHF million, except where indicated	30.9.05	30.6.05	30.9.04	2Q05	3Q04	30.9.05	30.9.04

Income	422	341	362	24	17	1,237	1,071

Credit loss (expense) / recovery [1]	1	31	33	(97)	(97)	144	196

Total operating income	423	372	395	14	7	1,381	1,267

Cash components	340	353	269	(4)	26	1,037	813

Share-based components	27	37	19	(27)	42	89	57

Total personnel expenses	367	390	288	(6)	27	1,126	870

General and administrative expenses	272	327	292	(17)	(7)	890	945

Services to / from other business units	(426)	(427)	(360)	0	(18)	(1,273)	(1,156)

Depreciation of property and equipment	208	236	202	(12)	3	674	605

Amortization of goodwill	0	0	17		(100)	0	54

Amortization of other intangible assets	8	5	7	60	14	19	16

Total operating expenses	429	531	446	(19)	(4)	1,436	1,334

Business Group performance before tax	(6)	(159)	(51)	96	88	(55)	(67)

Additional information	As at			% change from

	30.9.05	30.6.05	30.9.04	30.6.05	30.9.04

BIS risk-weighted assets (CHF million)	10,947	10,368	11,593	6	(6)

Personnel (full-time equivalents)	5,529	5,417	5,186	2	7

1 In order to show the relevant Business Group performance over time, adjusted expected credit loss rather than credit loss expense is reported for all Business Groups. The difference between the adjusted expected credit loss and credit loss expense recorded at Group level is reported in the Corporate Functions (see note 2 to the financial statements).

Private Banks & GAM

Business Unit reporting

	Quarter ended			% change from		Year to date

CHF million, except where indicated	30.9.05	30.6.05	30.9.04	2Q05	3Q04	30.9.05	30.9.04

Income	308	292	272	5	13	893	839

Adjusted expected credit loss [1]	(4)	(5)	(2)	20	(100)	(14)	(2)

Total operating income	304	287	270	6	13	879	837

Cash components	112	109	98	3	14	328	308

Share-based components	3	2	3	50	0	8	7

Total personnel expenses	115	111	101	4	14	336	315

General and administrative expenses	39	43	34	(9)	15	121	118

Services to / from other business units	2	2	2	0	0	7	8

Depreciation of property and equipment	8	6	5	33	60	21	15

Amortization of goodwill	0	0	17		(100)	0	54

Amortization of other intangible assets	1	2	1	(50)	0	4	2

Total operating expenses	165	164	160	1	3	489	512

Business Unit performance before tax	139	123	110	13	26	390	325

Performance indicators

Invested assets (CHF billion)	107	101	93	6	15

Net new money (CHF billion) [2]	0.4	(0.1)	(0.6)			0.6	8.3

Cost / income ratio (%) [3]	53.6	56.2	58.8			54.8	61.0

Capital return and BIS data

Return on adjusted regulatory capital (%) [4]						83.5	63.1

BIS risk-weighted assets (CHF million)	2,817	2,924	2,903	(4)	(3)

Goodwill (CHF million)	353	349	370	1	(5)

Adjusted regulatory capital (CHF million) [5]	635	641	660	(1)	(4)

Additional information	As at			% change from

	30.9.05	30.6.05	30.9.04	30.6.05	30.9.04

Client assets (CHF billion)	108	102	94	6	15

Personnel (full-time equivalents)	1,685	1,657	1,622	2	4

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the Business Units (see note 2 to the financial statements).  2 Excludes interest and dividend income.  3 Operating expenses / income.  4 Annualized Business Unit performance before tax / adjusted regulatory capital year to date average.  5 10% of BIS risk-weighted assets plus goodwill.

Financial Businesses
1 November 2005

Performance indicators

Private Banks & GAM posted a net new money inflow of CHF 0.4 billion in third quarter 2005, up from a CHF 0.1 billion outflow in second quarter 2005, with the Private Banks and GAM contributing equally.

Invested assets on 30 September 2005 were CHF 107 billion, up from CHF 101 billion on 30 June 2005, mainly reflecting a strong market performance.

Initiatives and achievements

Private Banks & GAM sale to Julius Baer

UBS has agreed to sell the Private Banks & GAM unit to Julius Baer, pending necessary approvals and subject to successful financing. If Julius Baer’s shareholders approve the rights issue related to the transaction, the business is expected to be reported as discontinued in UBS’s accounts in fourth quarter 2005. The sale is consistent with UBS’s strategy for the unit over the past few years. In 2003, UBS created the unit as a platform for its separately branded wealth management businesses as a way of enabling them to grow and to create value. The intention was also to allow the new group to play a role in the consolidation of the Swiss private banking industry. UBS analyzed a number of options and came to the conclusion that the sale to Julius Baer would be in the best interests of all stakeholders. On 5 September, when the deal was announced, the agreement for the sale had an implied value of CHF 5.6 billion, consisting of CHF 3.8 billion in cash, debt and hybrid instruments as well as a 21.5% stake in the enlarged Julius Baer. The sales price at the time the deal was announced corresponded to 5.5% of Private Banks & GAM’s invested assets. We will not take a seat on Julius Baer’s board of directors or exercise any control or influence on its strategy or on its operational business decisions, and we will not vote its shares.

Results

In third quarter 2005, pre-tax profit was CHF 139 million, up from CHF 123 million in second quarter, reflecting higher revenues, which benefited from the increased asset base and positive market performance.

Total operating income, at CHF 304 million in third quarter 2005, was up from CHF 287 million, reflecting slight increases at both the Private Banks and at GAM.
Total operating expenses were CHF 165 million, practically unchanged compared to a quarter earlier.

Personnel

The number of employees was 1,685 on 30 September 2005, up slightly from 1,657 on 30 June 2005.

Personnel (full-time equivalents)

Corporate Functions

Business Unit reporting

	Quarter ended			% change from		Year to date

CHF million, except where indicated	30.9.05	30.6.05	30.9.04	2Q05	3Q04	30.9.05	30.9.04

Income	114	49	90	133	27	344	232

Credit loss (expense) / recovery [1]	5	36	35	(86)	(86)	158	198

Total operating income	119	85	125	40	(5)	502	430

Cash components	228	244	171	(7)	33	709	505

Share-based components	24	35	16	(31)	50	81	50

Total personnel expenses	252	279	187	(10)	35	790	555

General and administrative expenses	233	284	258	(18)	(10)	769	827

Services to / from other business units	(428)	(429)	(362)	0	(18)	(1,280)	(1,164)

Depreciation of property and equipment	200	230	197	(13)	2	653	590

Amortization of goodwill	0	0	0			0	0

Amortization of other intangible assets	7	3	6	133	17	15	14

Total operating expenses	264	367	286	(28)	(8)	947	822

Business Unit performance before tax	(145)	(282)	(161)	49	10	(445)	(392)

Additional information	As at			% change from

	30.9.05	30.6.05	30.9.04	30.6.05	30.9.04

BIS risk-weighted assets (CHF million)	8,130	7,444	8,690	9	(6)

Personnel excluding IT Infrastructure (ITI) (full-time equivalents)	1,316	1,273	1,196	3	10

Personnel for ITI (full-time equivalents)	2,528	2,487	2,368	2	7

1 In order to show the relevant Business Group performance over time, adjusted expected credit loss rather than credit loss expense is reported for all Business Groups. The difference between the adjusted expected credit loss and credit loss expense recorded at Group level is reported in the Corporate Functions (see note 2 to the financial statements).

Financial Businesses
1 November 2005

Results

Corporate Functions recorded a pre-tax loss of CHF 145 million in third quarter 2005, compared to a pre-tax loss of CHF 161 million in the same quarter a year earlier.

Operating income

Total operating income was CHF 119 million in third quarter 2005, down CHF 6 million from CHF 125 million a year ago, reflecting lower credit loss recoveries partly offset by higher revenues.
In third quarter, credit loss recovery recorded in Corporate Functions was CHF 5 million, compared to CHF 35 million in the same period a year earlier. This represents the difference between the adjusted expected credit losses charged to the business units and the credit loss recognized in the UBS financial statements (recoveries of CHF 37 million in third quarter 2005 and CHF 12 million in the same period a year earlier). In both third quarter 2005 and 2004, credit loss expense for UBS was lower than the adjusted expected credit loss charged to the business units, resulting in the abovementioned credit loss recovery in Corporate Functions.
Total operating income was positively affected by income from Treasury activities, which was up compared to third quarter a year earlier, reflecting the increase in returns from a higher equity base. This was partially offset by lower gains on the sale of property.

Operating expenses

Total operating expenses were CHF 264 million in third quarter 2005, down from CHF 286 million in the same quarter a year earlier. Personnel expenses were CHF 252 million, up 35% from CHF 187 million in third quarter 2004. This was driven by costs from integrating further IT infrastructure functions, including services previously provided by Perot Systems. It was also due to higher accruals for incentive-based compensation. General and administrative expenses decreased 10% to CHF 233 million in third quarter because of cost savings achieved through the central ITI unit, partly offset by higher costs for real estate. Other businesses were charged CHF

428 million for services provided by Corporate Functions in third quarter 2005, compared to CHF 362 million in the same period a year ago, reflecting the further integration of UBS’s IT infrastructure.

IT infrastructure

Our Information Technology Infrastructure unit (ITI) has made considerable progress since it started operating in second quarter 2004. The information technology infrastructure cost per full-time employee decreased to CHF 6,600 this quarter from CHF 7,178 in third quarter 2004. The third quarter 2004 numbers have been adjusted to reflect the further integration of IT infrastructure functions from the Investment Bank at the start of first quarter 2005. The considerable cost savings we have achieved to date reflect the effects of managing our information technology infrastructure in a more integrated and entrepreneurial way.

Personnel

The number of employees in Corporate Functions was 3,844 on 30 September 2005, up 84 from 30 June 2005, reflecting higher ITI staff levels as well as hiring in various corporate center functions.

Personnel (full-time equivalents)

Industrial Holdings

Industrial Holdings
1 November 2005

Industrial Holdings

Income statement1

	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.9.05	30.6.05	30.9.04	2Q05	3Q04	30.9.05	30.9.04

Revenues from industrial holdings	2,680	2,432	2,347	10	14	7,573	3,719

Other income	104	68	14	53	643	424	230

Total operating income	2,784	2,500	2,361	11	18	7,997	3,949

Personnel expenses	267	279	264	(4)	1	851	635

General and administrative expenses	157	143	231	10	(32)	458	599

Services to / from other business units	4	5	5	(20)	(20)	11	16

Depreciation of property and equipment	57	59	60	(3)	(5)	180	136

Amortization of goodwill	0	0	3		(100)	0	6

Amortization of other intangible assets	51	47	41	9	24	146	47

Goods and materials purchased	2,045	1,792	1,645	14	24	5,624	2,233

Total operating expenses	2,581	2,325	2,249	11	15	7,270	3,672

Operating profit from continuing operations before tax	203	175	112	16	81	727	277

Tax expense	73	31	28	135	161	191	90

Net profit from continuing operations	130	144	84	(10)	55	536	187

Net profit / (loss) from discontinued operations	44	(54)	(7)			(14)	14

Net profit	174	90	77	93	126	522	201

Net profit attributable to minority interests	46	54	38	(15)	21	160	30

Net profit attributable to UBS shareholders	128	36	39	256	228	362	171

Private Equity[2]

	As at			% change from

CHF billion	30.9.05	30.6.05	30.9.04	30.6.05	30.9.04

Investment [3]	1.0	1.2	1.4	(17)	(29)

Portfolio fair value	1.3	1.6	1.8	(19)	(28)

Additional information	As at or for the quarter ended			% change from		Year to date

	30.9.05	30.6.05	30.9.04	2Q05	3Q04	30.9.05	30.9.04

Cost / income ratio (%) [4]	92.7	93.0	95.3			90.9	93.0

BIS risk-weighted assets (CHF million)	2,541	2,748	2,849	(8)	(11)

Personnel (full-time equivalents)	24,397	27,103	30,014	(10)	(19)

1 Please refer to note 1 non-current assets held for sale and discontinued operations for further explanation.  2 Only comprises financial investments available-for-sale.  3 Historical cost of investments made, less divestments and impairments.  4 Operating expenses / operating income.

Major participations

Our private equity investments moved to our Industrial Holdings segment in first quarter 2005, matching our strategy of de-emphasizing and reducing exposure to this asset class while capitalizing on orderly exit opportunities as they arise.

The segment also includes UBS’s majority stake in Motor-Columbus, a financial holding company whose most significant asset is an interest in the Atel Group (Aare-Tessin Ltd. for Electricity). In late September 2005, UBS announced that it would sell its 55.6% stake in Motor-Columbus to a consortium of Atel’s Swiss minority shareholders, EOS Holding and Atel, as well as to French utility Electricité de France (EDF), after corresponding agreements to that effect were signed.
The sale price was set at CHF 1.3 billion, resulting in an estimated pre-tax gain for UBS of around CHF 350 million. The transaction needs approval by various national and international authorities and will not be completed until the beginning of 2006 at the earliest.

Results

In third quarter 2005, industrial holdings reported a net profit of CHF 174 million, of which CHF 128 million was attributable to UBS shareholders.

Of the investments fully consolidated in the period, we sold one and reached agreement to sell another. The operating profit and loss of both companies and gains on disposal of the company actually sold is presented as discontinued operations in this quarter’s income statement. Previous income statements have also been restated to reflect the change.
In third quarter, unconsolidated private equity investments, including those accounted for under the equity method, recorded total divestment gains for CHF 141 million and writedowns of CHF 39 million.
The level of financial investments available-for-sale fell to CHF 1.0 billion on 30 September 2005 from CHF 1.2 billion on 30 June 2005 as a number of exits were partially offset by the funding of existing commitments. The fair value of this part of the private equity portfolio decreased to CHF 1.3 billion in third quarter 2005 from CHF 1.6 billion in second quarter. Unfunded commitments on 30 September 2005 were CHF 539 million, down from CHF 668 million at the end of June.

Balance Sheet & Capital Management

Balance Sheet & Capital Management
1 November 2005

Balance sheet

UBS’s total assets stood at CHF 2,125 billion on 30 September 2005, up slightly from CHF 2,091 billion on 30 June 2005. Asset growth was driven by increases in collateral trading (up CHF 53 billion) and the loan book (up CHF 15 billion). This was partially offset by positive replacement values (down CHF 14 billion) as well as a drop in the trading portfolio (down CHF 20 billion). In third quarter, currency fluctuations increased total assets by CHF 7 billion.

Lending and borrowing

Our loans to customers position rose to CHF 271 billion on 30 September 2005, up by CHF 15 billion from 30 June 2005. This was mainly the result of increased levels of lending in the Investment Bank, mainly to US mortgage originators, and higher secured financing provided by our prime brokerage business. Mortgages to Swiss private clients also rose. Borrowing was up CHF 75 billion, driven by an increase in client and interbank deposits.

Repo and securities borrowing/lending

Cash collateral on securities borrowed and reverse repurchase agreements stood at CHF 757 billion on 30 September
2005, up by CHF 53 billion from 30 June 2005. This includes the effect of reduced netting opportunities between asset and liability positions. On a gross basis, before allowable netting, the position increased by CHF 32 billion. This rise stems from the fixed income matched book (a portfolio comprised of assets and liabilities with equal maturities and equal value, so that the market risk cancels out), primarily in high quality collateral, reflecting higher client demand.

Trading portfolio / derivative instruments

Between 30 June 2005 and 30 September 2005, trading assets declined overall by CHF 20 billion to CHF 633 billion, while the value of derivative instruments decreased by CHF 14 billion to CHF 355 billion on movements in interest rates and currencies.
Trading assets inventory in debt instruments, down CHF 40 billion, contracted significantly, mainly due to lower positions in corporate bonds, US and European government bonds and mortgage-backed securities. Equity instruments rose CHF 17 billion while traded loans and precious metals were only marginally higher (CHF 2 billion and CHF 1 billion respectively).

Capital management

We are committed to being one of the best-capitalized financial services firms in the world with sound capital ratios and strong debt ratings. Our strong capitalization allows us to invest in the growth of our businesses by growing organically or with bolt-on acquisitions. But absent any such opportunities, we will continue to return any excess capital to our shareholders through dividends or share buybacks, while maintaining our BIS Tier 1 ratio at its high level.
Risk-weighted assets rose 5% to CHF 316.6 billion on 30 September 2005 from CHF 300.6 billion on 30 June 2005. More than half of the increase was driven by off-balance sheet assets, mainly due to higher commitments to the Investment Bank’s corporate clients. Higher volumes in our derivatives business, and interest and exchange rate movements, also prompted the level of risk-weighted assets to rise. To a lesser extent, capital requirements increased because of the higher volumes in secured lending to private clients in Switzerland and the US.
BIS Tier 1 capital decreased to CHF 35.7 billion on 30 September 2005 from CHF 36.7 billion on 30 June 2005, reflecting our ongoing share buyback program, outweighing our strong third quarter 2005 result. Our BIS Tier 1 ratio declined 0.9 percentage points to 11.3% at the end of September

Market capitalization

2005 because of the fall in Tier 1 capital combined with the increase in risk-weighted assets.

Buyback program

In third quarter 2005, we repurchased 21,020,000 shares at an average price of CHF 104.69, representing a total cost of CHF 2,201 million.
The current program, our seventh, runs until 7 March 2006 and allows us to repurchase up to CHF 5 billion in shares. As in past years, we will seek approval for the cancellation

BIS capital and ratios

	As at			% change from
CHF million, except where indicated	30.9.05	30.6.05	31.12.04	30.6.05	31.12.04

Risk-weighted assets	316,586	300,636	264,832	5	20

BIS Tier 1 capital	35,702	36,654	31,629	(3)	13

of which hybrid Tier 1 capital [1]	4,921	4,884	2,963	1	66

BIS total capital	39,491	41,757	36,444	(5)	8

Tier 1 (%)	11.3	12.2	11.9

of which hybrid Tier 1 capital (%) [1]	1.6	1.6	1.1

Total BIS (%)	12.5	13.9	13.8

1 Trust preferred securities.

UBS shares and market capitalization

	As at			% change from
Number of shares, except where indicated	30.9.05	30.6.05	30.9.04	30.6.05	30.9.04

Total ordinary shares issued	1,088,270,046	1,127,919,075	1,125,628,958	(4)	(3)

Second trading line treasury shares

2004 program	0	(39,935,094)	(35,615,094)

2005 program	(27,070,000)	(6,050,000)	0

Shares outstanding for market capitalization	1,061,200,046	1,081,933,981	1,090,013,864	(2)	(3)

Share price (CHF)	110.00	100.00	87.90	10	25

Market capitalization (CHF million)	116,732	108,193	95,812	8	22

Total treasury shares	93,073,932	111,865,879	116,443,985	(17)	(20)

Balance Sheet & Capital Management
1 November 2005

of shares bought back under the program at the Annual General Meeting in April 2006.

Treasury shares

IFRS requires a company that holds its own shares for trading or non-trading purposes to record those shares as treasury shares and deduct them from shareholders’ equity.
Our holding of own shares including treasury shares held in employee benefit trusts assigned to employees fell to 93,073,932 or 8.6% of shares issued on 30 September 2005, from 111,865,879, or 9.9% of shares issued, on 30 June 2005.
The decline in share holdings reflects the cancellation of 39,935,094 shares on 8 July 2005 purchased under our 2004 buyback program, partly offset by the shares we bought back in third quarter under the current program.
Of the currently held treasury shares, 27,070,000 were bought for cancellation whereas the other 66,003,932 mainly cover employee share and option programs, and, to a limited extent, market-making activities at the Investment Bank. The Investment Bank acts as a market maker in UBS shares, as well as in derivatives related to those shares, and may hold UBS shares as a hedge for derivatives issued to retail and institutional investors. Changes in the trading approach can lead to fluctuations in the size of our direct holding of UBS shares.

Financial Statements

Financial Statements
1 November 2005

Financial Statements

Income Statement (unaudited)

		Quarter ended			% change from		Year to date
CHF million, except per share data	Note	30.9.05	30.6.05	30.9.04	2Q05	3Q04	30.9.05	30.9.04

Operating income

Interest income	3	15,571	15,576	9,741	0	60	43,721	29,059

Interest expense	3	(13,102)	(13,356)	(7,006)	(2)	87	(36,342)	(20,435)

Net interest income		2,469	2,220	2,735	11	(10)	7,379	8,624

Credit loss (expense) / recovery		37	69	12	(46)	208	243	142

Net interest income after credit loss expense		2,506	2,289	2,747	9	(9)	7,622	8,766

Net fee and commission income	4	5,727	5,380	4,549	6	26	16,262	14,432

Net trading income	3	2,278	1,586	878	44	159	5,800	4,215

Other income	5	304	194	250	57	22	936	791

Revenues from industrial holdings		2,680	2,432	2,347	10	14	7,573	3,719

Total operating income		13,495	11,881	10,771	14	25	38,193	31,923

Operating expenses

Personnel expenses	6	5,587	5,005	4,395	12	27	15,976	14,409

General and administrative expenses	7	1,805	1,648	1,841	10	(2)	5,068	5,449

Depreciation of property and equipment		368	383	390	(4)	(6)	1,127	1,091

Amortization of goodwill		0	0	187		(100)	0	553

Amortization of other intangible assets		85	80	84	6	1	244	177

Goods and materials purchased		2,045	1,792	1,645	14	24	5,624	2,233

Total operating expenses		9,890	8,908	8,542	11	16	28,039	23,912

Operating profit from continuing operations before tax		3,605	2,973	2,229	21	62	10,154	8,011

Tax expense		734	626	484	17	52	2,099	1,765

Net profit from continuing operations		2,871	2,347	1,745	22	65	8,055	6,246

Net profit / (loss) from discontinued operations		44	(54)	(7)			(14)	14

Net profit		2,915	2,293	1,738	27	68	8,041	6,260

Net profit attributable to minority interests		145	146	120	(1)	21	499	322

Net profit attributable to UBS shareholders		2,770	2,147	1,618	29	71	7,542	5,938

Earnings per share

Basic earnings per share (CHF)	8	2.75	2.10	1.59	31	73	7.44	5.72

from continuing operations		2.71	2.16	1.60	25	69	7.46	5.71

from discontinued operations		0.04	(0.06)	(0.01)			(0.02)	0.01

Diluted earnings per share (CHF)	8	2.64	2.01	1.50	31	76	7.13	5.43

from continuing operations		2.60	2.07	1.51	26	72	7.15	5.42

from discontinued operations		0.04	(0.06)	(0.01)			(0.02)	0.01

Balance Sheet (unaudited)

% change from
CHF million	30.9.05	30.6.05	31.12.04	31.12.04

Assets

Cash and balances with central banks	6,689	3,653	6,036	11

Due from banks	45,240	46,637	35,419	28

Cash collateral on securities borrowed	303,845	296,235	220,242	38

Reverse repurchase agreements	453,454	408,062	357,164	27

Trading portfolio assets	475,228	478,599	389,487	22

Trading portfolio assets pledged as collateral	158,203	175,189	159,115	(1)

Positive replacement values	354,595	369,031	284,577	25

Financial instruments designated at fair value	1,793	1,306	653	175

Loans	270,544	255,418	232,167	17

Financial investments	4,371	4,780	4,188	4

Accrued income and prepaid expenses	7,632	7,814	6,309	21

Investments in associates	2,595	2,492	2,675	(3)

Property and equipment	9,161	9,145	9,510	(4)

Goodwill and other intangible assets	13,670	13,648	12,201	12

Other assets	18,142	19,053	17,375	4

Total assets	2,125,162	2,091,062	1,737,118	22

Liabilities

Due to banks	146,640	125,677	120,026	22

Cash collateral on securities lent	78,039	81,044	61,545	27

Repurchase agreements	528,559	534,006	422,587	25

Trading portfolio liabilities	175,068	174,645	171,033	2

Negative replacement values	360,282	397,888	303,712	19

Financial liabilities designated at fair value	111,115	79,550	65,756	69

Due to customers	442,064	421,580	376,076	18

Accrued expenses and deferred income	15,769	13,963	15,040	5

Debt issued	164,382	162,423	117,856	39

Other liabilities	56,669	54,866	44,120	28

Total liabilities	2,078,587	2,045,642	1,697,751	22

Equity

Share capital	870	902	901	(3)

Share premium	9,831	9,443	9,231	6

Net gains / (losses) not recognized in the income statement, net of tax	(391)	(625)	(2,081)	81

Revaluation reserve from step acquisitions, net of tax	90	90	90	0

Retained earnings	37,927	38,668	37,001	3

Equity classified as obligation to purchase own shares	(105)	(54)	(96)	(9)

Treasury shares	(9,203)	(10,422)	(11,105)	17

Equity attributable to UBS shareholders	39,019	38,002	33,941	15

Minority interests	7,556	7,418	5,426	39

Total equity	46,575	45,420	39,367	18

Total liabilities and equity	2,125,162	2,091,062	1,737,118	22

Financial Statements
1 November 2005

Statement of Changes in Equity (unaudited)

	For the nine month period ended
CHF million	30.9.05	30.9.04

Share capital

Balance at the beginning of the period	901	946

Issue of share capital	1	2

Cancellation of second trading line treasury shares	(32)	(47)

Balance at the end of the period	870	901

Share premium

Balance at the beginning of the period, restated	9,231	7,595

Premium on shares issued and warrants exercised	223	170

Net premium / (discount) on treasury share and own equity derivative activity	366	1,374

Employee share and share option plans	11	5

Balance at the end of the period	9,831	9,144

Net gains / (losses) not recognized in the income statement, net of tax

Foreign currency translation

Balance at the beginning of the period, restated	(2,520)	(1,694)

Movements during the period	1,875	10

Subtotal – balance at the end of the period	(645)	(1,684)

Net unrealized gains / (losses) on available-for-sale investments, net of tax

Balance at the beginning of the period, restated	761	399

Net unrealized gains / (losses) on available-for-sale investments	379	463

Impairment charges reclassified to the income statement	45	116

Realized gains reclassified to the income statement	(240)	(330)

Realized losses reclassified to the income statement	39	6

Subtotal – balance at the end of the period	984	654

Change in fair value of derivative instruments designated as cash flow hedges, net of tax

Balance at the beginning of the period	(322)	(144)

Net unrealized gains / (losses) on the revaluation of cash flow hedges	(659)	(197)

Net realized (gains) / losses reclassified to the income statement	251	(24)

Subtotal – balance at the end of the period	(730)	(365)

Balance at the end of the period	(391)	(1,395)

Revaluation reserve from step acquisitions, net of tax

Balance at the beginning of the period	90	0

Movements during the period	0	63

Balance at the end of the period	90	63

Retained earnings

Balance at the beginning of the period, restated	37,001	36,259

Net profit for the period	7,542	5,938

Dividends paid	(3,105)	(2,806)

Cancellation of second trading line treasury shares	(3,511)	(4,469)

Balance at the end of the period	37,927	34,922

Equity classified as obligation to purchase own shares

Balance at the beginning of the period, restated	(96)	(49)

Movements during the period	(9)	(118)

Balance at the end of the period	(105)	(167)

Statement of Changes in Equity (continued)

	For the nine month period ended
CHF million	30.9.05	30.9.04

Treasury shares

Balance at the beginning of the period, restated	(11,105)	(9,654)

Acquisitions	(5,790)	(8,084)

Disposals	4,149	2,973

Cancellation of second trading line treasury shares	3,543	4,516

Balance at the end of the period	(9,203)	(10,249)

Equity attributable to UBS shareholders	39,019	33,219

Minority interests

Balance at the beginning of the period, restated	5,426	3,879

Issuance of preferred securities	1,539	0

Other increases	25	1,792

Decreases and dividend payments	(416)	(248)

Foreign currency translation	483	30

Minority interest in net profit	499	322

Balance at the end of the period	7,556	5,775

Total equity	46,575	38,994

Financial Statements
1 November 2005

Statement of Cash Flows (unaudited)

	For the nine month period ended
CHF million	30.9.05	30.9.04

Cash flow from / (used in) operating activities

Net profit	8,041	6,260

Adjustments to reconcile net profit to cash flow from / (used in) operating activities

Non-cash items included in net profit and other adjustments:

Depreciation of property and equipment	1,161	1,133

Amortization of goodwill and other intangible assets	244	732

Credit loss expense / (recovery)	(243)	(142)

Equity in income of associates	(152)	(56)

Deferred tax expense / (benefit)	37	64

Net loss / (gain) from investing activities	(661)	(486)

Net loss / (gain) from financing activities	2,314	780

Net (increase) / decrease in operating assets:

Net due from / to banks	23,288	5,800

Reverse repurchase agreements and cash collateral on securities borrowed	(179,893)	(74,914)

Trading portfolio and net replacement values	(67,319)	(34,596)

Loans / due to customers	27,854	3,899

Accrued income, prepaid expenses and other assets	(1,857)	(8,989)

Net increase / (decrease) in operating liabilities:

Repurchase agreements, cash collateral on securities lent	122,466	51,775

Accrued expenses and other liabilities	14,912	23,151

Income taxes paid	(1,648)	(1,099)

Net cash flow from / (used in) operating activities	(51,456)	(26,688)

Cash flow from / (used in) investing activities

Investments in subsidiaries and associates	(658)	(1,427)

Disposal of subsidiaries and associates	905	697

Purchase of property and equipment	(1,272)	(844)

Disposal of property and equipment	496	705

Net (investment in) / divestment of financial investments	(586)	784

Net cash flow from / (used in) investing activities	(1,115)	(85)

Cash flow from / (used in) financing activities

Net money market paper issued / (repaid)	31,687	28,655

Net movements in treasury shares and own equity derivative activity	(1,041)	(4,079)

Capital issuance	1	2

Dividends paid	(3,105)	(2,806)

Issuance of long-term debt, including financial liabilities designated at fair value	63,003	44,045

Repayment of long-term debt, including financial liabilities designated at fair value	(25,641)	(20,315)

Increase in minority interests [1]	1,552	7

Dividend payments to / purchase from minority interests	(416)	(215)

Net cash flow from / (used in) financing activities	66,040	45,294

Effects of exchange rate differences	5,677	551

Net increase / (decrease) in cash and cash equivalents	19,146	19,072

Cash and cash equivalents, beginning of the period	87,091	73,356

Cash and cash equivalents, end of the period	106,237	92,428

Cash and cash equivalents comprise:

Cash and balances with central banks	6,689	3,884

Money market paper [2]	58,590	53,932

Due from banks maturing in less than three months	40,958	34,612

Total	106,237	92,428

1 Includes issuance of trust preferred securities of CHF 1,539 million for the period ended on 30 September 2005.  2 Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments. CHF 3,289 million and CHF 9,557 million were pledged on 30 September 2005 and 30 September 2004, respectively.

Cash paid for interest was CHF 30,435 million and CHF 17,252 million during the first nine months of 2005 and 2004, respectively.

Notes to the Financial Statements (unaudited)

Note 1 Basis of Accounting

UBS AG’s (“UBS”) consolidated financial statements (“Financial Statements”) are prepared in accordance with International Financial Reporting Standards (IFRS) and stated in Swiss francs (CHF). These “Financial Statements” are presented in accordance with IAS 34 Interim Financial Reporting. In preparing the interim “Financial Statements”, the same accounting principles and methods of computation are applied as in the “Financial Statements” on 31 December 2004 and for the year then ended except for the changes set out below. The interim “Financial Statements” are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of financial position, results of operations and cash flows for the interim periods have been made. These interim “Financial Statements” should be read in conjunction with the audited “Financial Statements” included in the UBS Financial Report 2004.

UBS sponsors the formation of companies, which may or may not be directly or indirectly owned subsidiaries, for the purpose of asset securitization transactions and to accomplish certain narrow and well-defined objectives. These companies may acquire assets directly or indirectly from UBS or its affil-iates. Some of these companies are bankruptcy-remote entities whose assets are not available to satisfy the claims of creditors of UBS or any of its subsidiaries. Such companies are consolidated in the “Financial Statements” when the relationship between UBS and the company indicates that it is controlled by UBS.

Changes in accounting policies

Private equity investments

On 1 January 2005, UBS adopted revised IAS 27 Consolidated and Separate Financial Statements, and revised IAS 28 Investments in Associates.
IAS 27 has been amended to eliminate the exemption from consolidating a subsidiary where control can be exercised temporarily. Private equity investments where UBS owns a controlling interest are now consolidated whereas they were previously classified and accounted for as Financial investments available-for-sale. The adoption was made retrospectively from 1 January 2003 and comparative prior periods presented were restated. The effect of consolidating these investments is as follows: on 1 January 2003, opening equity including minority interests was reduced by CHF 723 million, representing the difference between the carrying value as Financial investments available-for-sale and the book value on a consolidated basis. Consolidation led to recognition of total assets in the amount of CHF 1.7 billion and CHF 2.9 bil-

lion on 31 December 2004 and 2003, respectively. Significant balance sheet line items affected include Property and equipment, Intangible assets, Goodwill and Other assets. These investments generated additional operating income of CHF 2.7 billion and CHF 2.8 billion in 2004 and 2003, respectively and additional net profit attributable to UBS shareholders of CHF 142 million and CHF 74 million in 2004 and 2003, respectively. In the comparative third quarter 2004, additional operating income was CHF 0.7 billion and additional net profit attributable to UBS shareholders was CHF 40 million.

IAS 28 has likewise been amended to eliminate the exemption from equity method accounting for investments that are held exclusively for disposal. Private equity investments where UBS has a significant influence are now accounted for using the equity method whereas they were previously classified and accounted for as Financial investments available-for-sale. The adoption was made retrospectively from 1 January 2003 and comparative prior periods were restated. Application of the equity method of accounting for these investments had the following effects: on 1 January 2003, opening equity was debited by CHF 266 million, representing the difference between the carrying value as Financial investments available-for-sale and the book value on the equity method basis. The carrying value of these equity method investments was CHF 248 million and CHF 393 million on 31 December 2004 and 2003, respectively, which includes equity in losses of CHF 55 million and gains of CHF 10 million recognized in the income statement in 2004 and 2003, respectively. Gains on sale recognized in 2004 and 2003 were CHF 1 million and zero, respectively. When accounted for as Financial investments available-for-sale, gains on sale recognized were CHF 70 million in 2004 and CHF 34 million in 2003. In the comparative third quarter 2004, equity in losses was CHF 41 million and gain on sale recognized was CHF 1 million. When accounted for as Financial investments available-for-sale, gain on sale recognized was CHF 5 million in third quarter 2004.
These entities, along with all other investments made by the Private Equity business unit, were reclassified from the Investment Bank segment to the Industrial Holdings segment effective 1 January 2005. In addition, four of the newly consolidated investments held at 1 January 2003 that were sold in third quarter 2004 or later and one investment held for sale are presented as discontinued operations in the restated comparative prior periods in accordance with IFRS 5, which is discussed on the next page. No investments were sold in third quarter 2004. The restated net loss from all entities presented as discontinued operations in the comparative third quarter 2004 was CHF 7 million.

Financial Statements
1 November 2005

Share-based compensation

In February 2004, the IASB issued IFRS 2 Share-based Payment, which requires share-based payments made to employees and non-employees to be recognized in the financial statements based on the fair value of these awards measured at the date of grant. UBS adopted the new standard on 1 January 2005 and fully restated the two comparative prior years. In accordance with IFRS 2, UBS applied the new requirements of the standard to all prior period awards that impact income statements commencing 1 January 2003. This includes all un-vested equity settled awards and all outstanding cash settled awards on 1 January 2003. The effects of restatement were as follows: the opening balance of retained earnings on 1 January 2003 was credited by CHF 559 million. Additional compensation expense of zero and CHF 558 million was recognized in 2004 and 2003, respectively. For the comparative third quarter 2004, additional compensation expense of CHF 49 million was recognized. The change in compensation expense is attributable to the first-time recognition of compensation expense for the fair value of share options, as well as the recognition of expense for share awards over the vesting period. Previously, share awards were recognized as compensation expense in the performance year which is generally the year prior to grant. The reason for the zero impact in 2004 was that a significantly higher amount of bonus payments were made in the form of restricted stock rather than cash in 2004 compared to 2003. The reversal of compensation expense attributable to these share payments offsets the effect from recognizing options at fair value and share awards made prior to 2004 over the vesting period.
UBS introduced a new valuation model to determine the fair value of share options granted in 2005 and later. Share options granted in 2004 and earlier are not affected by this change in valuation model. As part of the implementation of IFRS 2, UBS thoroughly reviewed the option valuation model employed in the past by comparing it to alternative models. As a result of this review, a valuation model was identified that better reflects the exercise behavior of employees and the specific terms and conditions under which the share options are granted. Concurrent with the introduction of the new model, UBS is using implied and historic volatility as inputs.
UBS also has employee benefit trusts that are used in connection with share-based payment arrangements and deferred compensation schemes. In connection with the issuance of IFRS 2, the IFRIC amended SIC 12 Consolidation – Special Purpose Entities, an interpretation of IAS 27, to eliminate the scope exclusion for equity compensation plans. Therefore, pursuant to the criteria set out in SIC 12, an entity that controls an employee benefit trust (or similar entity) set up for the purpose of a share-based payment arrangement is required to consolidate that trust. Consolidating these trusts had the following effects: on 1 January 2003, no adjustment to opening retained earnings was made as assets and liabilities of the trust were equal. Consolidation led to recognition of total assets in the amount of CHF 1.1 billion and CHF 1.3 billion and liabilities of CHF 1.1 billion and CHF 1.3 billion on 31 December 2004 and 2003, respectively. The amount of treasury shares increased by CHF 2,029 million and CHF 1,474 million on 31 December 2004 and 2003, respectively. The weighted average number of treasury shares held by these trusts was 22,995,954 in 2004 and 30,792,147 in 2003, thus decreasing the denominator used to calculate basic earnings per share. The reduction in weighted average shares outstanding increased basic earnings per share, but had no impact on diluted earnings per share, as the additional treasury shares were fully added back for calculating diluted earnings per share.

Goodwill and intangible assets

On 31 March 2004, the IASB issued IFRS 3 Business Combinations, revised IAS 36 Impairment of Assets, and revised IAS 38 Intangible Assets. UBS prospectively adopted the standards for goodwill and intangible assets existing per 31 March 2004 on 1 January 2005, whereas goodwill and intangible assets recognized from business combinations entered into after 31 March 2004 were accounted for immediately in accordance with IFRS 3. Goodwill is no longer amortized, but instead reviewed annually for impairment. UBS recorded goodwill amortization expense of CHF 722 million in 2004 and CHF 784 million in 2003.
Intangible assets acquired in a business combination must be recognized separately from goodwill, if they meet defined recognition criteria. Existing intangible assets that do not meet the recognition criteria under the new standards have to be reclassified to goodwill. On 1 January 2005, UBS reclassified the trained workforce intangible asset recognized in connection with the acquisition of PaineWebber with a book value of CHF 1.0 billion to goodwill.

Insurance contracts

On 31 March 2004, the IASB issued IFRS 4 Insurance Contracts. The standard applies to all insurance contracts written and to reinsurance contracts held. It requires that insurance contracts that include a deposit component, are separated into the deposit and the insurance components. UBS adopted the new standard as of 1 January 2005. The adoption of this new standard did not have a material effect on the “Financial Statements”.

Non-current assets held for sale and discontinued operations

On 31 March 2004, the IASB issued IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. The standard requires that non-current assets or disposal groups be classified as held for sale if their carrying amount is recovered principally through a sale transaction rather than through continuing use. Such assets are measured at the lower of carrying amount and fair value less costs to sell and are classified separately from other assets in the balance sheet. Netting of assets and liabilities is not permitted. Discontinued operations are presented on the face of the income statement as a single amount comprising the total of the net profit or loss of discontinued operations and the after tax gain or loss recognized on the sale or the measurement to fair value less costs to sell of the net assets constituting the discontinued operations. In the period where an operation is presented for the first time as discontinued, the income statements for all comparative prior periods presented are restated to present that operation as discontinued.

IFRS 5 provides certain criteria to be met for a component of an entity to be defined as a discontinued operation. Certain private equity investments met this definition and were reclassified as discontinued operations. UBS adopted the new standard on 1 January 2005 and restated comparative prior years 2004 and 2003. While the impact on the financial statements is not material, the income statement is now divided into two sections: net profit from continuing operations and net profit from discontinued operations.

Presentation of minority interests and earnings per share

With the adoption of revised IAS 1 Presentation of Financial Statements on 1 January 2005, “Net profit” and “Equity” are presented including minority interests. Net profit is allocated to net profit attributable to UBS shareholders and attributable to minority interests. Earnings per share will continue to be calculated based on net profit attributable to UBS shareholders, but will be allocated to earnings per share from continuing operations and from discontinued operations. Minority interests and earnings per share are presented on the face of the income statement.

Formation of Global Wealth Management & Business Banking

Effective 1 July 2005, UBS integrated its two wealth management businesses into one Business Group, Global Wealth Management & Business Banking. As part of the integration, the municipal securities unit within the former Wealth Management USA was transferred into the Investment Bank. The integration had no effect on the presentation of segments in Note 2 and Wealth Management USA continues to be reported as a separate segment. The comparative prior period information for the Wealth Management USA and Investment Bank segments has been restated to reflect the transfer of the municipal securities unit. In the past two years, the municipal securities unit contributed between 7% and 9% to Wealth Management USA revenues and a substantial portion to performance before tax.

Financial Statements
1 November 2005

Note 2 Reporting by Business Group

For the nine months ended 30 September 2005

CHF million

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at arm’s length. The presentation of the business segments below reflects UBS’s organization structure and management responsibilities. UBS’s financial businesses are organized on a worldwide basis into three Business Groups and the Corporate Center. Global Wealth Management & Business Banking is segregated into three segments: Wealth Management International & Switzerland, Wealth Management USA and Business Banking Switzerland. The Corporate Center also consists of two segments, Private Banks & GAM and Corporate Functions. The Industrial Holdings segment holds all industrial operations controlled by the Group. In total, UBS reports eight business segments.

Income

Credit loss (expense) / recovery

Total operating income

Personnel expenses

General and administrative expenses

Services to / from other business units

Depreciation of property and equipment

Amortization of other intangible assets

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Loss from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

Management reporting based on expected credit loss

For internal management reporting purposes, we measure credit loss using an expected loss concept. This table shows Business Group performance consistent with the way in which our businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired. The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between credit loss expense and expected credit loss, amortized over a three year period. The difference between these adjusted expected credit loss figures and the credit loss expense recorded at Group level for reporting purposes is reported in Corporate Functions.

Income

Adjusted expected credit loss

Total operating income

Personnel expenses

General and administrative expenses

Services to / from other business units

Depreciation of property and equipment

Amortization of other intangible assets

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Loss from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

							Industrial
Financial Businesses							Holdings	UBS
Global Wealth Management &			Global Asset	Investment
Business Banking			Management	Bank	Corporate Center
Wealth Management	Wealth
International &	Management	Business Banking			Private Banks	Corporate
Switzerland	USA	Switzerland			& GAM	Functions

6,600	3,750	3,712	1,789	12,865	893	344	7,997	37,950

(8)	0	159	0	92	0	0	0	243

6,592	3,750	3,871	1,789	12,957	893	344	7,997	38,193

1,904	2,571	1,857	722	6,945	336	790	851	15,976

549	693	719	215	1,544	121	769	458	5,068

1,025	172	(482)	85	462	7	(1,280)	11	0

65	47	50	15	96	21	653	180	1,127

5	36	0	0	38	4	15	146	244

							5,624	5,624

3,548	3,519	2,144	1,037	9,085	489	947	7,270	28,039

3,044	231	1,727	752	3,872	404	(603)	727	10,154

							(7)	(7)

3,044	231	1,727	752	3,872	404	(603)	720	10,147

								2,099

								7

								8,041

6,600	3,750	3,712	1,789	12,865	893	344	7,997	37,950

(8)	(2)	80	0	29	(14)	158	0	243

6,592	3,748	3,792	1,789	12,894	879	502	7,997	38,193

1,904	2,571	1,857	722	6,945	336	790	851	15,976

549	693	719	215	1,544	121	769	458	5,068

1,025	172	(482)	85	462	7	(1,280)	11	0

65	47	50	15	96	21	653	180	1,127

5	36	0	0	38	4	15	146	244

							5,624	5,624

3,548	3,519	2,144	1,037	9,085	489	947	7,270	28,039

3,044	229	1,648	752	3,809	390	(445)	727	10,154

							(7)	(7)

3,044	229	1,648	752	3,809	390	(445)	720	10,147

								2,099

								7

								8,041

Financial Statements
1 November 2005

Note 2 Reporting by Business Group

For the nine months ended 30 September 2004

CHF million

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at arm’s length. The presentation of the business segments below reflects UBS’s organization structure and management responsibilities. UBS’s financial businesses are organized on a worldwide basis into three Business Groups and the Corporate Center. Global Wealth Management & Business Banking is segregated into three segments: Wealth Management International & Switzerland, Wealth Management USA and Business Banking Switzerland. The Corporate Center also consists of two segments, Private Banks & GAM and Corporate Functions. The Industrial Holdings segment holds all industrial operations controlled by the Group. In total, UBS reports eight business segments.

Income

Credit loss (expense) / recovery

Total operating income

Personnel expenses

General and administrative expenses

Services to / from other business units

Depreciation of property and equipment

Amortization of goodwill

Amortization of other intangible assets

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Profit from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

Management reporting based on expected credit loss

For internal management reporting purposes, we measure credit loss using an expected loss concept. This table shows Business Group performance consistent with the way in which our businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired. The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between credit loss expense and expected credit loss, amortized over a three year period. The difference between these adjusted expected credit loss figures and the credit loss expense recorded at Group level for reporting purposes is reported in Corporate Functions.

Income

Adjusted expected credit loss

Total operating income

Personnel expenses

General and administrative expenses

Services to / from other business units

Depreciation of property and equipment

Amortization of goodwill

Amortization of other intangible assets

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Profit from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

							Industrial
Financial Businesses							Holdings	UBS
Global Wealth Management &			Global Asset	Investment
Business Banking			Management	Bank	Corporate Center
Wealth Management	Wealth
International &	Management	Business Banking			Private Banks	Corporate
Switzerland	USA	Switzerland			& GAM	Functions

5,782	3,572	3,824	1,496	12,087	839	232	3,949	31,781

0	2	76	0	106	(42)	0	0	142

5,782	3,574	3,900	1,496	12,193	797	232	3,949	31,923

1,601	2,518	1,824	687	6,274	315	555	635	14,409

451	577	795	208	1,874	118	827	599	5,449

1,043	220	(385)	96	166	8	(1,164)	16	0

46	52	49	17	186	15	590	136	1,091

51	131	0	98	213	54	0	6	553

6	82	0	0	26	2	14	47	177

							2,233	2,233

3,198	3,580	2,283	1,106	8,739	512	822	3,672	23,912

2,584	(6)	1,617	390	3,454	285	(590)	277	8,011

							28	28

2,584	(6)	1,617	390	3,454	285	(590)	305	8,039

								1,765

								14

								6,260

5,782	3,572	3,824	1,496	12,087	839	232	3,949	31,781

(6)	(5)	(31)	0	(12)	(2)	198	0	142

5,776	3,567	3,793	1,496	12,075	837	430	3,949	31,923

1,601	2,518	1,824	687	6,274	315	555	635	14,409

451	577	795	208	1,874	118	827	599	5,449

1,043	220	(385)	96	166	8	(1,164)	16	0

46	52	49	17	186	15	590	136	1,091

51	131	0	98	213	54	0	6	553

6	82	0	0	26	2	14	47	177

							2,233	2,233

3,198	3,580	2,283	1,106	8,739	512	822	3,672	23,912

2,578	(13)	1,510	390	3,336	325	(392)	277	8,011

							28	28

2,578	(13)	1,510	390	3,336	325	(392)	305	8,039

								1,765

								14

								6,260

Financial Statements
1 November 2005

Note 3 Net Interest and Trading Income

Accounting standards require separate disclosure of net interest income and net trading income (see the tables on the next page). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different business activities. In many cases, a particular business activity can generate both net interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. UBS management therefore analyzes net interest and trading income according to the business activity generating it. The first table below (labeled Net interest and trading income) provides information that corresponds to this management view. For example, net income from trading activities is further broken down into the four sub-components of Equities, Fixed income, Foreign exchange and Other. These activities generate both types of income (interest and trading revenue) and therefore this analysis is not comparable to the breakdown provided in the third table on the next page (Net trading income only).

Net interest and trading income

	Quarter ended			% change from		Year to date

CHF million	30.9.05	30.6.05	30.9.04	2Q05	3Q04	30.9.05	30.9.04

Net interest income	2,469	2,220	2,735	11	(10)	7,379	8,624

Net trading income	2,278	1,586	878	44	159	5,800	4,215

Total net interest and trading income	4,747	3,806	3,613	25	31	13,179	12,839

Breakdown by business activity

	Quarter ended			% change from		Year to date

CHF million	30.9.05	30.6.05	30.9.04	2Q05	3Q04	30.9.05	30.9.04

Equities	1,191	717	578	66	106	2,844	2,220

Fixed income	1,526	1,227	1,237	24	23	4,501	5,007

Foreign exchange	372	305	269	22	38	1,049	1,105

Other	89	95	63	(6)	41	266	224

Net income from trading activities	3,178	2,344	2,147	36	48	8,660	8,556

Net income from interest margin products	1,369	1,332	1,278	3	7	4,014	3,833

Net income from treasury and other activities	200	130	188	54	6	505	450

Total net interest and trading income	4,747	3,806	3,613	25	31	13,179	12,839

Note 3 Net Interest and Trading Income (continued)

Net interest income

	Quarter ended			% change from		Year to date

CHF million	30.9.05	30.6.05	30.9.04	2Q05	3Q04	30.9.05	30.9.04

Interest income

Interest earned on loans and advances	3,011	3,000	2,049	0	47	8,353	6,547

Interest earned on securities borrowed and reverse repurchase agreements	6,515	5,381	2,993	21	118	16,062	8,073

Interest and dividend income from financial investments	22	40	10	(45)	120	79	34

Interest and dividend income from trading portfolio	6,023	7,155	4,689	(16)	28	19,227	14,405

Total	15,571	15,576	9,741	0	60	43,721	29,059

Interest expense

Interest on amounts due to banks and customers	3,060	2,588	1,356	18	126	7,637	3,817

Interest on securities lent and repurchase agreements	5,598	4,764	2,650	18	111	14,096	7,432

Interest and dividend expense from trading portfolio	2,640	4,277	1,946	(38)	36	9,733	6,333

Interest on financial liabilities designated at fair value	502	526	84	(5)	498	1,455	791

Interest on debt issued	1,302	1,201	970	8	34	3,421	2,062

Total	13,102	13,356	7,006	(2)	87	36,342	20,435

Net interest income	2,469	2,220	2,735	11	(10)	7,379	8,624

Interest includes forward points on foreign exchange swaps used to manage short-term interest rate risk on foreign currency loans and deposits.

Net trading income [1]

	Quarter ended			% change from		Year to date

CHF million	30.9.05	30.6.05	30.9.04	2Q05	3Q04	30.9.05	30.9.04

Equities	1,030	1,033	437	0	136	2,690	1,723

Fixed income [2]	524	(75)	(186)			1,071	407

Foreign exchange and other	724	628	627	15	15	2,039	2,085

Net trading income	2,278	1,586	878	44	159	5,800	4,215

1 Please refer to the table “Net Interest and Trading Income” on the previous page for the Equities, Fixed income, Foreign exchange and Other business results (for an explanation, read the corresponding introductory comment).  2 Includes commodities trading income.

Included in the Net trading income table are fair value changes of CHF (1,747) million for the quarter ended 30 September 2005, CHF (1,086) million for the quarter ended 30 June 2005, and CHF (682) million for the quarter ended 30 September 2004 related to Financial liabilities designated at fair value. For the quarter ended 30 September 2005, CHF (2,319) million of the total fair value change was attributable to changes in fair value of embedded derivatives, while CHF 572 million was attributable to changes in LIBOR. The exposure from embedded derivatives is economically hedged with derivatives whose change in fair value is also reported in Net trading income, offsetting the fair value changes related to Financial liabilities designated at fair value.

Financial Statements
1 November 2005

Note 4 Net Fee and Commission Income

	Quarter ended			% change from		Year to date

CHF million	30.9.05	30.6.05	30.9.04	2Q05	3Q04	30.9.05	30.9.04

Equity underwriting fees	305	304	317	0	(4)	946	1,052

Bond underwriting fees	338	422	241	(20)	40	1,130	843

Total underwriting fees	643	726	558	(11)	15	2,076	1,895

Corporate finance fees	377	387	195	(3)	93	951	668

Brokerage fees	1,783	1,576	1,276	13	40	4,986	4,478

Investment fund fees	1,414	1,296	1,139	9	24	3,960	3,426

Fiduciary fees	59	59	54	0	9	173	162

Custodian fees	328	321	303	2	8	949	945

Portfolio and other management and advisory fees	1,409	1,247	1,164	13	21	3,923	3,440

Insurance-related and other fees	107	92	90	16	19	287	243

Total securities trading and investment activity fees	6,120	5,704	4,779	7	28	17,305	15,257

Credit-related fees and commissions	70	76	62	(8)	13	220	197

Commission income from other services	271	255	246	6	10	769	734

Total fee and commission income	6,461	6,035	5,087	7	27	18,294	16,188

Brokerage fees paid	425	378	307	12	38	1,177	1,077

Other	309	277	231	12	34	855	679

Total fee and commission expense	734	655	538	12	36	2,032	1,756

Net fee and commission income	5,727	5,380	4,549	6	26	16,262	14,432

Note 5 Other Income

	Quarter ended			% change from		Year to date

CHF million	30.9.05	30.6.05	30.9.04	2Q05	3Q04	30.9.05	30.9.04

Associates and subsidiaries

Net gains from disposals of consolidated subsidiaries	4	0	80		(95)	12	80

Net gains from disposals of investments in associates	26	0	0			26	0

Total	30	0	80		(63)	38	80

Financial investments available-for-sale

Net gains from disposals	27	30	31	(10)	(13)	177	112

Impairment charges	0	(5)	(6)	100	100	(24)	(18)

Total	27	25	25	8	8	153	94

Net income from investments in property [1]	10	11	15	(9)	(33)	33	52

Equity in income of associates	53	2	(14)			87	36

Gains / (losses) from investment properties [2]	7	5	10	40	(30)	15	10

Other	73	83	120	(12)	(39)	186	289

Total other income from Financial Businesses	200	126	236	59	(15)	512	561

Other income from Industrial Holdings	104	68	14	53	643	424	230

Total other income	304	194	250	57	22	936	791

1 Includes net rent received from third parties and net operating expenses.  2 Includes unrealized and realized profit from investment properties at fair value.

Financial Statements
1 November 2005

Note 6 Personnel Expenses

	Quarter ended			% change from		Year to date

CHF million	30.9.05	30.6.05	30.9.04	2Q05	3Q04	30.9.05	30.9.04

Salaries and bonuses	4,447	3,948	3,452	13	29	12,717	11,480

Contractors	218	215	162	1	35	632	431

Insurance and social contributions	335	299	231	12	45	978	795

Contribution to retirement plans	191	184	188	4	2	589	538

Other personnel expenses	396	359	362	10	9	1,060	1,165

Total personnel expenses	5,587	5,005	4,395	12	27	15,976	14,409

Note 7 General and Administrative Expenses

	Quarter ended			% change from		Year to date

CHF million	30.9.05	30.6.05	30.9.04	2Q05	3Q04	30.9.05	30.9.04

Occupancy	343	313	333	10	3	961	1,000

Rent and maintenance of machines and equipment	176	171	194	3	(9)	513	568

Telecommunications and postage	223	224	205	0	9	645	611

Administration	214	232	274	(8)	(22)	690	749

Marketing and public relations	142	141	131	1	8	440	398

Travel and entertainment	188	193	167	(3)	13	538	467

Professional fees	161	167	190	(4)	(15)	469	509

IT and other outsourcing	228	220	254	4	(10)	647	701

Other	130	(13)	93		40	165	446

Total general and administrative expenses	1,805	1,648	1,841	10	(2)	5,068	5,449

Note 8 Earnings per Share (EPS) and Shares Outstanding

	Quarter ended			% change from		Year to date

	30.9.05	30.6.05	30.9.04	2Q05	3Q04	30.9.05	30.9.04

Basic earnings (CHF million)

Net profit attributable to UBS shareholders	2,770	2,147	1,618	29	71	7,542	5,938

From continuing operations	2,726	2,202	1,626	24	68	7,558	5,927

From discontinued operations	44	(55)	(8)			(16)	11

Diluted earnings (CHF million)

Net profit attributable to UBS shareholders	2,770	2,147	1,618	29	71	7,542	5,938

Less: (Profit) / loss on equity derivative contracts	(6)	(5)	(9)	(20)	33	(16)	4

Net profit attributable to UBS shareholders for diluted EPS	2,764	2,142	1,609	29	72	7,526	5,942

From continuing operations	2,720	2,197	1,617	24	68	7,542	5,931

From discontinued operations	44	(55)	(8)			(16)	11

	Quarter ended			% change from		Year to date

Weighted average shares outstanding	30.9.05	30.6.05	30.9.04	2Q05	3Q04	30.9.05	30.9.04

Weighted average shares outstanding	1,006,799,151	1,021,647,880	1,017,884,090	(1)	(1)	1,013,083,807	1,037,499,723

Potentially dilutive ordinary shares resulting from options and warrants outstanding	39,150,047	41,435,290	53,572,099	(6)	(27)	41,873,221	57,141,452

Weighted average shares outstanding for diluted EPS	1,045,949,198	1,063,083,170	1,071,456,189	(2)	(2)	1,054,957,028	1,094,641,175

	Quarter ended			% change from		Year to date

Earnings per share (CHF)	30.9.05	30.6.05	30.9.04	2Q05	3Q04	30.9.05	30.9.04

Basic	2.75	2.10	1.59	31	73	7.44	5.72

from continuing operations	2.71	2.16	1.60	25	69	7.46	5.71

from discontinued operations	0.04	(0.06)	(0.01)			(0.02)	0.01

Diluted	2.64	2.01	1.50	31	76	7.13	5.43

from continuing operations	2.60	2.07	1.51	26	72	7.15	5.42

from discontinued operations	0.04	(0.06)	(0.01)			(0.02)	0.01

	As at			% change from

Shares outstanding	30.9.05	30.6.05	30.9.04	30.6.05	30.9.04

Total ordinary shares issued	1,088,270,046	1,127,919,075	1,125,628,958	(4)	(3)

Second trading line treasury shares

2004 program	0	39,935,094	35,615,094

2005 program	27,070,000	6,050,000	0

Other treasury shares	66,003,932	65,880,785	80,828,891	0	(18)

Total treasury shares	93,073,932	111,865,879	116,443,985	(17)	(20)

Shares outstanding	995,196,114	1,016,053,196	1,009,184,973	(2)	(1)

Financial Statements
1 November 2005

Note 9 Currency Translation Rates

The following table shows the principal rates used to translate the financial statements of foreign entities into Swiss francs:

	Spot rate			Average rate			Average rate
	As at			Quarter ended			Year to date

	30.9.05	30.6.05	30.9.04	30.9.05	30.6.05	30.9.04	30.9.05	30.9.04

1 USD	1.29	1.28	1.25	1.28	1.25	1.26	1.23	1.26

1 EUR	1.56	1.55	1.55	1.56	1.55	1.54	1.55	1.55

1 GBP	2.28	2.30	2.26	2.27	2.28	2.29	2.27	2.30

100 JPY	1.14	1.16	1.13	1.14	1.15	1.15	1.14	1.17

Note 10 Sale of Businesses

Private Banks & GAM

On 5 September 2005, UBS announced an agreement to sell its Private Banks & GAM unit to Julius Baer for CHF 2.75 billion in cash, CHF 850 million in a combination of debt securities and hybrid Tier 1 instruments, and a 21.5% stake in the enlarged Julius Baer. In addition to the cash consideration, CHF 200 million will be returned to UBS through a dividend distribution by Private Banks & GAM immediately prior to the closing of the transaction. Based on the average market price of the Julius Baer share before the deal was announced, the 21.5% stake has an indicative value of CHF 1.8 billion. However, the fair value of the stake, and therefore the final sale price and the gain on sale, will be determined based on the market price of the Julius Baer share at the date of closing. It is currently assumed to be not less than CHF 3.5 billion pre-tax.
Private Banks & GAM comprises the three private banks Banco di Lugano, Ehinger & Armand von Ernst and Ferrier Lullin as well as specialist asset manager GAM. These are currently presented as a separate reportable segment within Corporate Center. The entire transaction is subject to approval by the extraordinary shareholders’ meeting of Julius Baer and a successful rights offering to finance the cash portion of the purchase price. For the 21.5% stake, UBS agreed to a lockup period of eighteen months for 19.9% and of three months for the remaining 1.6%. UBS will not take a seat on Julius Baer’s board of directors or exercise any control or influence on its strategy or on its operational business decisions, and has agreed to not vote its shares for a period of 3 years. The transaction is expected to close by early December 2005.

Private Banks & GAM are presented as a continuing operation in this Financial Report. Upon approval of the proposed transaction by the shareholders’ meeting of Julius Baer and conclusion of a successful rights offering, Private Banks & GAM will be presented as a discontinued operation in the “Financial Statements”.

Motor-Columbus

On 30 September UBS announced that it had signed an agreement to sell its 55.6% stake in Motor-Columbus to a consortium of Atel’s Swiss minority shareholders, EOS Holding and Atel, as well as to French utility Electricité de France (EDF). The sale price has been set at CHF 1.3 billion, resulting in an estimated pre-tax gain for UBS of around CHF 350 million. The transaction is subject to approval by various national and international authorities and will not be completed until the beginning of 2006 at the earliest.
Motor-Columbus continues to be presented as a continuing operation until it becomes clear that the sale will be consummated. At that time, Motor-Columbus will be presented as a discontinued operation in the “Financial Statements”.

UBS Registered Shares
1 November 2005

UBS Registered Shares

UBS share price chart vs DJ Stoxx banks

UBS ordinary shares are registered shares with a par value of CHF 0.80 per share. They are issued in the form of Global Registered Shares (GRS). A Global Registered Share is a security that provides direct and equal ownership for all shareholders. It can be traded and transferred across applicable borders without the need for conversion, with identical shares traded on different stock exchanges in different currencies. The share is listed on the Swiss (traded on virt-x), New York and Tokyo stock exchanges.

Ticker symbols

Trading exchange	Bloomberg	Reuters

virt-x	UBSN VX	UBSN.VX

New York Stock Exchange	UBS US	UBS.N

Tokyo Stock Exchange	8657 JP	UBS.T

Security identification codes

ISIN		CH0012032030

Valoren		1203203

Cusip		CINS H8920M855

Cautionary statement regarding forward-looking statements | This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives, such as the European wealth management business, and other statements relating to our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or creditworthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) management changes and changes to our Business Group structure and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2004. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint | Publisher / Copyright: UBS AG, Switzerland | Language: English
SAP-No. 80834E-0504

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

INCORPORATION BY REFERENCE
      This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to -03; 333-46216-01 and -02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to -04) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956, 333-127180, 333-127182, 333-127183, 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Peter Wuffli

Name: Peter Wuffli
Title: Group Chief Executive Officer

By:	/s/ Clive Standish

Name: Clive Standish
Title: Group Chief Financial Officer
Date: November 1, 2005